As filed with the Securities and Exchange Commission on December 4, 1998
                    Registration File Nos. ________/811-4420

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        ---------------------------------
                                    FORM S-6

                        ---------------------------------
                    FOR REGISTRATION UNDER THE SECURITIES ACT
                 OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

                        ---------------------------------
                             WRL SERIES LIFE ACCOUNT
                              (Exact Name of Trust)

                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                               (Name of Depositor)

                              570 Carillon Parkway
                          St. Petersburg, Florida 33716
          (Complete Address of Depositor's Principal Executive Offices)

                             Thomas E. Pierpan, Esq.
        Vice President, Assistant Secretary and Associate General Counsel
                   Western Reserve Life Assurance Co. of Ohio
                              570 Carillon Parkway
                          St. Petersburg, Florida 33716
                (Name and Complete Address of Agent for Service)

                                   Copies to:

                              Stephen E. Roth, Esq.
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2404

                        ---------------------------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant hereby elects to register an indefinite amount of securities being offered.

               --------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

       Company
        LOGO


P  R  O  S  P  E  C  T  U  S
----------------------------
MAY 1,  1999


                   ================================================

                                 WRL FREEDOM NAVIGATOR
                                       issued by
                          Western Reserve Life Assurance Co.
                                        of Ohio

                   ================================================


                  A MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                                 -------------------------------
                                                 CONSIDER CAREFULLY THE RISK
                                                 FACTORS BEGINNING ON PAGE __
                                                 OF THIS PROSPECTUS.

                                                 An investment in this Policy is
                                                 not a bank deposit. The Policy
THE SECURITIES AND EXCHANGE                      is not insured or guaranteed by
COMMISSION HAS NOT APPROVED                      the Federal Deposit Insurance
OR DISAPPROVED THESE SECURITIES                  Corporation or any other
OR PASSED UPON THE ADEQUACY                      government agency.
OF THIS PROSPECTUS.  ANY
REPRESENTATION TO THE CONTRARY                   A prospectus for the WRL
IS A CRIMINAL OFFENSE.                           Series Fund, Inc. must
                                                 accompany this prospectus.
                                                 Please read both documents
                                                 before investing and save them
                                                 for future reference.
                                                 -------------------------------

TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


Glossary ......................................................................1

Policy Summary.................................................................4

Risk Summary...................................................................9

Portfolio Annual Expense Table................................................

Western Reserve and the Fixed Account.........................................13
         Western Reserve......................................................13
         The Fixed Account Options............................................13
                  The Standard Fixed Account..................................13
                  The Fixed Dollar Cost Averaging ("Fixed DCA") Account.......13

The Separate Account and the Portfolios.......................................14
         The Separate Account.................................................14
         WRL Series Fund, Inc.................................................15
         Addition, Deletion, or Substitution of Investments...................17
         Your Right to Vote Portfolio Shares..................................18

The Policy....................................................................18
         Purchasing a Policy..................................................18
         When Insurance Coverage Takes Effect.................................19
         Ownership Rights.....................................................20
         Changing the Owner...................................................20
         Choosing the Beneficiary.............................................20
         Changing the Beneficiary.............................................20
         Assigning the Policy.................................................20
         Canceling a Policy...................................................21

Premiums .....................................................................21
         Initial Premium......................................................21
         Additional Premiums..................................................22
         Allocating Premiums..................................................22

Policy Values.................................................................24
         Cash Value...........................................................24
         Net Surrender Value..................................................24
         Subaccount Value.....................................................24
         Unit Value...........................................................25
         Fixed Account Value..................................................25

Transfers.....................................................................26
         General  ............................................................26
         Standard Dollar Cost Averaging.......................................27
         Asset Rebalancing Program............................................27
         Standard Fixed Account Transfers.....................................28

Charges and Deductions........................................................28
         Premium Deductions...................................................29
         Daily Charge.........................................................29
         Monthly Deduction....................................................29
                  Cost of Insurance Charge....................................31
         Surrender Charge.....................................................31
         Transfer Charge......................................................32
         Portfolio Expenses...................................................32
         Guaranteed Minimum Death Benefit Rider...............................32

Death Benefit.................................................................32
         Death Benefit Proceeds...............................................32
         Death Benefit........................................................33
         Effects of Partial Withdrawals on the Death Benefit..................34
         Guaranteed Minimum Death Benefit Rider...............................34
         Changing the Specified Amount........................................35
         Payment Options......................................................35

Surrenders and Partial Withdrawals............................................
         Surrenders...........................................................35
         Partial Withdrawals..................................................35

Loans    .....................................................................36
         General..............................................................36
         Interest Rate Charged................................................37
         Loan Reserve Interest Rate Credited..................................37
         Preferred Loans......................................................37
         Effect of Policy Loans...............................................38

Policy Lapse..................................................................38
         Lapse................................................................38

Federal Income Tax Considerations.............................................39
         Tax Treatment of Policy Benefits.....................................40

Other Policy Information......................................................42
         Our Right to Contest the Policy......................................42
         Suicide Exclusion....................................................42
         Misstatement of Age or Gender........................................42
         Modifying the Policy.................................................42
         Payments We Make.....................................................43
         Reports to Owners....................................................43
         Records..............................................................43
         Policy Termination...................................................44
         Supplemental Benefits (Riders).......................................44
                  Extended Maturity Date......................................44
                  Accelerated Death Benefit...................................44
                  Guaranteed Minimum Death Benefit............................

Performance Data..............................................................44
         Hypothetical illustrations based on adjusted historic
           Portfolio performance..............................................45

Additional Information........................................................45
         Sale of the Policies.................................................45
         Legal Matters........................................................46
         Legal Proceedings....................................................46
         Year 2000 Matters....................................................46
         Financial Statements.................................................47
         Additional Information about Western Reserve.........................47
         Western Reserve's Directors and Officers.............................47
         Additional Information about the Separate Account....................49

Illustrations.................................................................50

Index to Financial Statements.................................................51
         Western Reserve Life Assurance Co. of Ohio...........................51

GLOSSARY
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--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

age                     The age of the person insured on his or her last
                        birthday before the Policy Date, plus the number of
                        completed years since the Policy Date.
                        --------------------------------------------------------
beneficiary(ies)        The person or persons you select to receive the death
                        benefit from this policy. You name primary beneficiary
                        and any contingent beneficiaries.
                        --------------------------------------------------------
Cash Value              The sum of your Policy's value in the subaccounts and
                        and the fixed account. If there is a Policy loan
                        outstanding, the Cash Value includes any amounts held in
                        the company's general account to secure the Policy loan.
                        --------------------------------------------------------
company (we,            Western Reserve Life Assurance Co. of Ohio
us, our)                ("Western Reserve").
                        --------------------------------------------------------
Daily Charge            The amount we deduct each Valuation Date from assets in
                        the subaccounts as part of the calculation of the unit
                        value for each subaccount.
                        --------------------------------------------------------
death benefit           The amount we will pay to the beneficiary on the
proceeds                Insured's death.  We will reduce the death benefit
                        proceeds by the amount of any outstanding loan amount
                        (including any interest you owe on the Policy loan(s)),
                        and plus any due and unpaid monthly deduction.
                        --------------------------------------------------------
fixed account           A set of options to which you may allocate premiums and
options                 Cash Value.  We guarantee that any amounts you allocate
                        to the fixed account options will earn interest at a
                        declared rate. The fixed account options are the
                        standard fixed account and the Fixed Dollar Cost
                        Averaging Account ("Fixed DCA Account").
                        --------------------------------------------------------
free look period        The period during which you may return the Policy and
                        receive a refund as described in this prospectus. The
                        length of the free look period varies by state. The
                        free look period is listed in the Policy.
                        --------------------------------------------------------
Fund(s)                 The WRL Series Fund, Inc., an investment company
                        registered with the U.S. Securities and Exchange
                        Commission, and other registered investment companies
                        that may be added to the Policy.
                        --------------------------------------------------------
in force                While coverage under the Policy is active and the
                        Insured's life remains insured.
                        --------------------------------------------------------
initial premium         The amount you must pay before insurance coverage begins
                        under this Policy. The initial premium is shown on the
                        schedule page of your Policy.
                        --------------------------------------------------------
Insured(s)              The person or persons whose lives are insured by this
                        Policy. Joint Insureds must be spouses.
                        --------------------------------------------------------
Joint and Last          A Policy that pays the death benefit to the beneficiary
Survivor Policy         on the death of the last-to-die of the two named
                        Insureds.
                        --------------------------------------------------------
lapse                   When life insurance coverage ends because you do not
                        have enough Cash Value in the Policy to pay the monthly
                        deduction, the surrender charges and any outstanding
                        loan amount (including any interest you owe on Policy
                        loan(s)), and you have not made a sufficient payment by
                        the end of a grace period. The Policy will not lapse if
                        you have purchased the Guaranteed Minimum Death Benefit
                        rider and the rider is in effect.
                        --------------------------------------------------------
loan amount             The total amount of all outstanding Policy loans,
                        including both principal and interest due.
                        --------------------------------------------------------
maturity date           The Policy anniversary when the younger Insured reaches
                        age 100 and life insurance coverage under this Policy
                        ends. You may continue coverage, at your option, under
                        the Policy's extended maturity date benefit provision.
                        --------------------------------------------------------
Monthiversary           The same date each month as the Policy Date.  If there
                        is no Valuation Date in the calendar month that
                        coincides with the Policy Date, the Monthiversary is the
                         next Valuation Date.
                        --------------------------------------------------------
Monthly Policy          The charge deducted from the Cash Value (less the loan
Charge                  amount) on each Monthiversary.
                        --------------------------------------------------------
Net Surrender           The amount we will pay you if you surrender the Policy
Value                   while it is in force. The Net Surrender Value on the
                        date you surrender is equal to: the Cash Value, minus
                        any surrender charge, and minus any outstanding loan
                        amount (including any interest you owe on Policy
                        loan(s)).
                        --------------------------------------------------------
Office                  Our administrative office at 4333 Edgewood Road NE,
                        Cedar Rapids, Iowa 52499-0001. Our phone number is
                        1-800-525-6205.
                        --------------------------------------------------------
Policy Date             The date when our underwriting process is complete, full
                        life insurance coverage goes into effect, we issue the
                        Policy, and we begin to deduct the Monthly Policy
                        Charge. The Policy Date is shown on the schedule page of
                        your Policy. It is also the date when, depending on your
                        state of residence,we allocate your premium (plus
                        interest) either to the Reallocation Account or to the
                        subaccounts and fixed account options you selected on
                        your application. The free look period begins on the
                        Policy Date. We measure Policy months, years, and
                        anniversaries from the Policy Date.
                        --------------------------------------------------------
premiums                All payments you make under the Policy other than loan
                        repayments.
                        --------------------------------------------------------
Reallocation            The standard fixed account.
Account
                        --------------------------------------------------------
Reallocation            The date shown on the schedule page of your Policy when
Date                    we reallocate any premium (plus interest) held in the
                        Reallocation Account to the subaccounts and fixed
                        account options you selected on your application. We
                        place your premium in the Reallocation Account only if
                        your state requires us to return the full premium in the
                        event you exercise your free look right. In all other
                        states, the Reallocation Date is the Policy Date.
                        --------------------------------------------------------
separate                WRL Series Life Account. It is a separate investment
account                 account that is divided into subaccounts. We established
                        the separate account to receive and invest premiums
                        under the Policy and other variable life insurance
                        policies we issue.
                        --------------------------------------------------------

Specified               The death benefit we will pay under the Policy, as shown
Amount                  on the Policy's schedule page, provided the Policy is in
                        force and has not lapsed. The Specified Amount varies by
                        the Insured's age, gender and risk class. Any partial
                        withdrawal proportionately decreases the Specified
                        Amount.
                        --------------------------------------------------------
subaccount              A subdivision of the separate account that invests
                        exclusively in shares of one investment portfolio of the
                        Fund.
                        --------------------------------------------------------
Surrender               If, during the first 9 Policy years, you fully surrender
Charge                  the Policy, a Surrender Charge will be taken from the
                        Cash Value.
                        --------------------------------------------------------
termination             When the Insured's life (or surviving Insured under the
                        Joint Policy) is no longer insured under the Policy.
                        --------------------------------------------------------
Valuation               Each day the New York Stock Exchange is open for
Date                    trading, except days when a subaccount's corresponding
                        Portfolio does not value its shares.
                        --------------------------------------------------------
Valuation               The period beginning at the end of one Valuation Date
Period                  and continuing to the end of the next Valuation Date.
                        --------------------------------------------------------
written notice          The written notice you must sign and send us to request
                        or exercise your rights as owner under the Policy. To be
                        complete, it must: (1) be in a form we accept,
                        (2) contain the information and documentation that we
                        determine in our sole discretion is necessary for us to
                        take the action you request or for you to exercise the
                        right specified, and (3) be received at our Office.
                        --------------------------------------------------------
You, your (the          The person entitled to exercise all rights as owner
owner)                  under the Policy.
                        --------------------------------------------------------

POLICY SUMMARY                                             WRL FREEDOM NAVIGATOR
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              THE POLICY IN GENERAL

         The WRL Freedom Navigator is a modified single premium variable life insurance policy. You may buy it as individual or as joint and last survivor life insurance.

         The Policy is designed to be long-term in nature in order to provide significant life insurance benefits for the Insured(s) named in the Policy. You should consider the Policy in conjunction with other insurance you own. The Policy is not suitable as a short-term savings vehicle.

                                [GRAPHIC OMITTED]
                                    PREMIUMS

         /bullet/ If the Insured qualifies for simplified underwriting, conditional life insurance coverage begins as soon as you complete an application and pay an initial premium of at least $20,000. Once we determine that the Insured meets our underwriting requirements, full insurance coverage begins and we will issue your Policy, and we will begin to deduct monthly and daily insurance charges from your premium. This date is the Policy Date. On that date, we will allocate your premium (plus interest) to either the Reallocation Account or to the subaccounts and fixed account options, depending on the state in which you live.

         /bullet/ If the Insured qualifies for simplified underwriting, the maximum premium you can pay at the time of your application is:

                           -         $50,000 (for Ages 35-49)
                           -        $100,000 (for Ages 50-80)

                  Other limits apply for joint policies and policies with full underwriting.

         /bullet Once we issue your Policy, the FREE LOOK PERIOD begins. You may return the Policy during this period and receive a refund. Depending on your state of residence, we will place your premium (plus interest) in the Reallocation Account during the free look period. See p. ___.

         /bullet/ We will accept additional premiums only in certain limited circumstances.

                                [GRAPHIC OMITTED]

                   DEDUCTIONS FROM PREMIUM BEFORE WE PLACE IT
                   IN SUBACCOUNT AND/OR FIXED ACCOUNT OPTIONS

                     /bullet/ From the initial premium: NONE

                     /bullet/ From additional premiums: NONE
                                [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
         INVESTMENT OPTIONS                       FIXED ACCOUNT OPTIONS
--------------------------------------------------------------------------------

You may direct the money in your           You may also direct the money in your
Policy to any of the subaccounts           Policy to the two fixed account
of the separate account.                   options.
THE MONEY YOU PLACE IN THE SUBACCOUNTS
IS NOT GUARANTEED. THE VALUE OF EACH       Money you place in the standard fixed
SUBACCOUNT WILL INCREASE OR DECREASE,      account option will earn interest at
DEPENDING ON INVESTMENT PERFORMANCE.       a current interest rate declared from
YOU COULD LOSE SOME OR ALL OF YOUR         time to time. The interest rate will
MONEY.                                     equal at least 3%.

Each subaccount invests exclusively in
one investment portfolio of the Fund.      To elect fixed dollar cost averaging,
The Portfolios available to you are:       you must select it on your
                                           application and put your entire
                                           initial premium in the Fixed Dollar
/bullet/ Aggressive Growth                 Cost Averaging Account (Fixed DCA
/bullet/ Bond                              Account). Money you place in the
/bullet/ Emerging Growth                   Fixed DCA Account will earn interest
/bullet/ Global                            at an annual rate of at least 3%.
/bullet/ Growth & Income                   Money will be transferred out of the
/bullet/ Growth                            Fixed DCA Account in equal monthly
                                           installments and placed in the
/bullet/ Money Market                      subaccounts and standard fixed option
/bullet/ Real Estate Securities            of your choice.
/bullet/ Strategic Total Return
/bullet/ Tactical Asset Allocation
/bullet/ Third Avenue Value
/bullet/ U.S. Equity

                                [GRAPHIC OMITTED]

                                   CASH VALUE

         /bullet/ The sum of your Policy's value in the subaccounts and the fixed account. If there is a loan outstanding, the Cash Value includes any amounts held in the company's general account to secure Policy loans.

         /bullet/ Cash Value varies from day to day, depending on the investment experience of the subaccounts you choose, the interest credited to the fixed account options, the charges deducted and any other Policy transactions (such as transfers, withdrawals, and Policy loans).

         /bullet/ Cash Value is the starting point for calculating important values under the Policy, such as Net Surrender Value and the death benefit.

         /bullet/ There is no guaranteed minimum Cash Value. The Policy may lapse if you do not have sufficient Cash Value in the Policy to pay the Monthly Policy Charge(s), the surrender charges and/or any outstanding loan amount (including interest you owe on any Policy loan(s)). The Policy will not lapse if you have purchased the Guaranteed Minimum Death Benefit rider and the rider is in effect.

                                [GRAPHIC OMITTED]

                                    TRANSFERS

         /bullet/ You can transfer Cash Value among the subaccounts and the standard fixed account. We reserve the right to charge a $10 transfer processing fee for each transfer after the 12th transfer in a Policy year.

         /bullet/ Policy loans reduce the amount of Cash Value available for transfers.

         /bullet/ Dollar cost averaging and asset rebalancing programs are available.

         /bullet/ Transfers from the standard fixed account may be made no later than 30 days after each Policy anniversary and are limited to the greater of:

                  -   25% of the value in the standard fixed account OR
                  -   the amount transferred from the fixed account in the prior
                       Policy year.

                                [GRAPHIC OMITTED]
                                    TRANSFERS

         /bullet/ You can transfer Cash Value among the subaccounts and the standard fixed account. We reserve the right to charge a $10 transfer processing fee for each transfer after the 12th transfer in a Policy year.

         /bullet/ Policy loans reduce the amount of Cash Value available for transfers.

         /bullet/ Dollar cost averaging and asset rebalancing programs are available.

         /bullet/ Transfers from the standard fixed account may be made no later than 30 days after each Policy anniversary and are limited to the greater of:

                  -   25% of the value in the standard fixed account OR
                  -   the amount transferred from the fixed account in the prior
                       Policy year.

                                [GRAPHIC OMITTED]

                             CHARGES AND DEDUCTIONS

         /bullet/ On the Policy Date and on each Monthiversary, we deduct the Monthly Policy Charge from your Cash Value (reduced by the loan amount). The Monthly Policy Charge pays for policy administrative expenses and the cost of providing death benefits under the Policy. The Monthly Policy Charge will vary with the gender of the Insured, the number of Insureds, and the number of Policy years you have owned the Policy.

         /bullet/ On each Valuation Date, we will deduct a Daily Charge from the unit value of each subaccount, at an annual rate equal to 0.50%.

         /bullet/ Each Portfolio assesses management fees and operating expenses from the money you place with the Portfolio, at the rate shown in the Portfolio Annual Expenses Table. See also the Fund prospectus.

         /bullet/ The company reserves the right to charge a maximum monthly
                  Cost of Insurance Charge. See page __. Currently, we do not assess a Cost of Insurance Charge.

         /bullet/ A declining surrender charge of up to 9.75% of each premium will apply to a full surrender or a lapse occurring during the first 9 Policy years.

         /bullet/ If you select the Guaranteed Minimum Death Benefit rider at application, we will deduct .02% each month from your Cash Value on each Monthiversary.

                                [GRAPHIC OMITTED]
                                      LOANS

         /bullet/ You may take a loan against the Policy for amounts up to 90% of the Cash Value, less any surrender charges and any outstanding loan amount.

         /bullet/ We currently charge 6.0% interest annually, payable in arrears, on any outstanding loan amount; a lower rate applies to preferred loans.

         /bullet/ We currently permit preferred loans to be taken anytime. Under this provision, you may borrow an amount equal to the Cash Value less total premiums paid, and less any outstanding loan amount. We currently charge a 3.0% preferred loan rate.
         /bullet/ The amount borrowed is secured by a transfer of a portion of Cash Value to a loan reserve account that is part of our general account. You will earn 3.0% interest on amounts in the loan reserve account.

         /bullet/ Federal income taxes and a penalty tax may apply to loans you make against the Policy.

         /bullet/ If you take a loan, we will terminate any Guaranteed Minimum
                  Death Benefit rider.


                                [GRAPHIC OMITTED]

                                  DEATH BENEFIT

         /bullet/ So long as the Policy does not lapse, the death benefit is the greater of:

                           /arrow/  a variable death benefit, or

                           /arrow/ the current Specified Amount, on the date of death of the Insured (last Insured to die, if a Joint Policy).

         /bullet/ We will reduce the death benefit proceeds by the amount of any outstanding loan amount (including any interest you owe on Policy loan(s)), and any due and unpaid monthly deduction.

         /bullet/ The variable death benefit is equal to the Cash Value multiplied by the appropriate limitation percentage. See the table on page ___.

         /bullet/ You may not decrease or increase the Specified Amount.

         /bullet/ The death benefit should be income tax free to the beneficiary.

         /bullet/ The death benefit is available in a lump sum or a variety of payout options.

         /bullet/ If you purchase the GUARANTEED MINIMUM DEATH BENEFIT RIDER and the rider is in effect, then, if the Net Surrender Value on any Monthiversary is not sufficient to cover the Monthly Policy Charge on such day, then coverage will be provided as indicated below, and no grace period will begin, provided no Policy loans have been taken under the Policy.

                           If a death benefit is payable due to the provisions of this rider, then the following minimum death benefit is appicable:

                           (1) During the first 15 Policy years, or before the Policy anniversary next following the Insured's (younger Joint Insured, if under a Joint Policy) 75th birthday, if sooner, the minimum death benefit will be as described directly above.

                           (2) After the first 15 Policy years, or on or after the Policy anniversary next following the Insured's (younger Joint Insured, if a Joint Policy) 75th birthday, if sooner, the minimum death benefit payable will be the initial premium, reduced by any partial withdrawals. However, in no event will this minimum death benefit ever be less than $1,000.

                  If you take a Policy loan, the Guaranteed Death Benefit rider will terminate and your Policy could lapse.

/bullet/ A partial withdrawal will reduce the Specified Amount by the amount of the withdrawal times the ratio of the initial Specified Amount to the initial premium.

                                [GRAPHIC OMITTED]
                       PARTIAL WITHDRAWALS AND SURRENDERS

         /bullet/ You can take one withdrawal of Cash Value every 12 months after the first Policy year.

         /bullet/ The amount of the withdrawal is limited to your Policy's earnings which we compute as:
                           the Cash Value, MINUS any outstanding Policy loans, MINUS any interest you owe on Policy loans, and MINUS total premiums paid.

         /bullet/ There is no surrender charge on partial withdrawals.

         /bullet/ A partial withdrawal reduces the current Specified Amount (the minimum death benefit) by:

                           Amount of withdrawal    X    initial Specified Amount
                                                        ------------------------
                                                           initial premium

         /bullet/ A partial withdrawal does not void a Guaranteed Minimum Death
                  Benefit rider, but it reduces the death benefit we would pay, as described above. In no event will any partial withdrawal reduce the minimum death benefit below $1,000.

         /bullet/ Federal income taxes and a penalty tax may apply to partial withdrawals and surrenders.

         /bullet/ You may fully surrender the Policy at any time. You will receive the Net Surrender Value (Cash Value, minus any surrender charges, minus any Policy loans outstanding, and minus any interest you owe on Policy loans).

RISK SUMMARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INVESTMENT                If you direct us to invest your Cash Value in one or
RISK                      more subaccounts, you  will be subject to the risk
                          that investment performance will be unfavorable and
                          that the Cash Value of your Policy will decrease. If
                          you select the fixed account options, you are credited
                          with a declared rate of interest, but you assume a
                          risk that the rate may decrease, although it will
                          never be lower than a guaranteed minimum annual
                          effective rate of 3.0%. Because charges continue to be
                          deducted from Cash Value, if investment results are
                          sufficiently unfavorable, the Net Surrender Value of
                          your Policy may fall to zero. In that case, if the
                          Guaranteed Minimum Death Benefit rider is not in
                          effect, the Policy will lapse without value and
                          insurance coverage will no longer be in effect, unless
                          you make an additional payment sufficient to prevent a
                          lapse. On the other hand, if investment experience is
                          sufficiently favorable and you have kept the Policy in
                          force for a substantial time, you may be able to draw
                          upon Cash Value, through withdrawals and Policy loans.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

RISK OF LAPSE             If the Net Surrender Value of your Policy (that is,
                          the Cash Value, minus surrender charges and minus outstanding loan amounts) is too low to pay the Monthly Policy Charge, loan charges and rider fees when due, and if a Guaranteed Minimum Death Benefit rider is not in effect, the Policy will be in default and a grace period will begin. There is a risk that if withdrawals, loans and monthly deductions reduce your Net Surrender Value to too low an amount and/or if the investment experience of your selected subaccounts is unfavorable, then the Policy could lapse. In that case, you will have a 61-day grace period to make a sufficient payment. If a sufficient payment is not paid before the grace period ends, your Policy will end without value, insurance coverage will no longer be in effect, and you will receive no benefits.

                          You may not reinstate this Policy after it has lapsed.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

TAX RISKS                 We expect that the Policy will be deemed a life
(INCOME TAX               insurance contract under Federal tax law, so that the
AND MEC)                  death benefit paid to the beneficiary will not be
                          subject to Federal income tax. However, the Policy may be treated as a modified endowment contract
                          ("MEC") under Federal tax laws. As a result, partial withdrawals, surrenders and loans under a Policy that is a MEC will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on partial withdrawals, surrenders and loans taken before you reach age 59 1/2. You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.

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LIMITS ON                 The Policy permits you to take only one partial
WITHDRAWALS               withdrawal in any twelve month period, after the first
                          Policy year has been completed. The amount you may withdraw is limited to earnings. We calculate earnings as Cash Value, reduced by any outstanding loan amount
                          (including any interest due on Policy loans) and any premiums paid.

                          A partial withdrawal will reduce the Specified Amount (and the minimum death benefit under a Guaranteed Minimum Death Benefit rider) by:

                               Amount of withdrawal  X  initial Specified Amount
                                                        ------------------------
                                                            initial Premium

                          This reduction may be significant. However, in no event will any withdrawal reduce the minimum death benefits under a Guaranteed Minimum Death Benefit rider below $1,000.

                          Federal income taxes and a penalty tax may apply to partial withdrawals and surrenders.
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--------------------------------------------------------------------------------

EFFECTS OF                A Policy loan, whether or not repaid, will affect Cash
POLICY LOANS              Value over time because we subtract the amount of the
                          loan from the subaccounts and fixed account options as collateral. We then credit a fixed interest rate of 3.0% to the loan collateral. As a result, the loan collateral does not participate in the investment results of the subaccounts nor does it receive the current interest rates credited to the fixed account options. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the subaccounts and the interest rates credited to the fixed account, the effect could be favorable or unfavorable.

                          A Policy loan affects the death benefit because a loan terminates a Guaranteed Minimum Death Benefit rider. In addition, a Policy loan reduces the death benefit proceeds and Net Surrender Value by the amount of the outstanding loan, plus any interest you owe on Policy loans.

                          A Policy loan could make it more likely that a Policy would terminate. There is a risk if the loan reduces your Net Surrender Value to too low an amount and investment experience is unfavorable, that the Policy will lapse, resulting in adverse tax consequences. You will have a 61-day grace period to submit a sufficient payment to avoid the Policy's termination without value and the end of insurance coverage.
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                                       11

COMPARISON                Like fixed benefit life insurance, the Policy offers a
WITH OTHER                death benefit and provides a Cash Value, loan
INSURANCE                 privileges and a value on surrender. However, the
POLICIES                  Policy differs from a fixed benefit policy because it
                          allows you to place your premium in investment subaccounts. The amount and duration of life insurance protection and of the Policy's Cash Value will vary with the investment performance of the assets you place in the subaccounts. In addition, the Cash Value and Net Surrender Values will always vary with the investment experience of your selected subaccounts.

                          As you consider purchasing this Policy, keep in mind that it may not be to your advantage to replace existing insurance with the Policy.
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--------------------------------------------------------------------------------

ILLUSTRATIONS             The hypothetical illustrations in this prospectus or
                          used in connection with the purchase of a Policy are based on hypothetical rates of return. These rates are not guaranteed, and are provided only to illustrate how the Specified Amount, Policy charges and hypothetical rates of return affect death benefit levels, Cash Value and Net Surrender Value of the
                          Policy. We may also illustrate Policy values based on the adjusted historical performance of the Portfolios since the Portfolios' inception, reduced by Policy and subaccount charges. The hypothetical and adjusted historic Portfolio rates illustrated should not be considered to represent past or future performance.
                          There is the risk that actual rates of return may be higher or lower than those illustrated, so that the values under your Policy will be different from those in the illustrations.

PORTFOLIO ANNUAL EXPENSE TABLE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


This table shows the fees and expenses charged by the Portfolios. More detail concerning the Portfolio's fees and expenses is contained in the prospectus for the Fund.

ANNUAL PORTFOLIO OPERATING EXPENSES
(As a percentage of average Portfolio assets AFTER fee waivers and expense reimbursements)*

                                                                                        TOTAL
                                  MANAGEMENT             OTHER EXPENSES                 ANNUAL
PORTFOLIO                            FEES            (AFTER REIMBURSEMENT)             EXPENSES
---------                         ----------         ---------------------             --------
Aggressive Growth                   0.80%                    0.18%                      0.98%
Emerging Growth                     0.80%                    0.14%                      0.94%
Growth                              0.80%                    0.08%                      0.88%
Global                              0.80%                    0.19%                      0.99%
Bond                                0.45%                    0.14%                      0.59%
Strategic Total Return              0.80%                    0.11%                      0.91%
Growth & Income                     0.75%                    0.25%                      1.00%
Money Market                        0.40%                    0.12%                      0.52%
Tactical Asset Allocation           0.80%                    0.10%                      0.90%
U.S. Equity                         0.80%                    0.25%                      1.05%
Third Avenue                        0.80%                    0.13%                      0.93%
Real Estate Securities              0.80%                    0.20%                      1.00%

* Effective January 1, 1997, the Fund adopted a Plan of Distribution ("Distribution Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940 and pursuant to the Distribution Plan, entered into a Distribution Agreement with InterSecurities, Inc. ("ISI"), principal underwriter for the Fund. Under the Distribution Plan, the Fund, on behalf of the Portfolios, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of a Portfolio's shares, up to a maximum rate of 0.15% (fifteen one-hundredths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the Fund of distribution expenses incurred with respect to any Portfolio during the fiscal year ending December 31, 1999. We will notify you in advance if ISI decides to seek reimbursement.

         The purpose of the preceding Table is to assist the Owner in understanding the various costs and expenses that an Owner will bear directly and indirectly. The Table reflects charges and expenses of the Portfolios of the Fund for the fiscal year ended December 31, 1998. Expenses of the Fund may be higher or lower in the future. For more information on the charges described in this Table, see the Fund prospectus which accompanies this prospectus.

         WRL Investment Management, Inc. has undertaken, until at least April 30, 1999, to pay Fund expenses on behalf of the Portfolios to the extent normal operating expenses of a Portfolio exceed a stated percentage of each Portfolio's average daily net assets. The expense limitation for the Aggressive Growth, Emerging Growth, Growth, Global, Strategic Total Return, Growth & Income, Tactical Asset Allocation, and Third Avenue Value Portfolios is 1.00% of the average daily net assets; 0.70% of the average daily net assets for the Bond and Money Market Portfolios; and 1.30% of the average daily net assets of the U.S. Equity Portfolio. See the Fund's prospectus for a description of the expense limitation applicable to each Portfolio.

WESTERN RESERVE AND THE FIXED ACCOUNT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

WESTERN RESERVE

         Western Reserve Life Assurance Co. of Ohio is the insurance company issuing the Policy. Western Reserve was incorporated under Ohio law on October 1, 1957. We have established the separate account to support the investment options under this Policy and under other variable life insurance policies we issue. Our general account supports the fixed account options under the Policy.

THE FIXED ACCOUNT OPTIONS

         The fixed account is part of Western Reserve's general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, Western Reserve has sole discretion over the investment of the fixed account's assets. Western Reserve bears the full investment risk for all amounts contributed to the fixed account. Western Reserve guarantees that the amounts allocated to the fixed account options will be credited interest daily at a net effective interest rate of at least 3%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

         THE STANDARD FIXED ACCOUNT. Money you place in the standard fixed account option will earn interest compounded daily at a current interest rate in effect at the time of your allocation. The interest rate is guaranteed never to be less than 3% per year. We may declare current interest rates from time to time. We may declare more than one interest rate for different money based upon the date of allocation or transfer to the standard fixed account.

         THE FIXED DOLLAR COST AVERAGING ("FIXED DCA") ACCOUNT. To be eligible for dollar cost averaging, you must elect the Fixed DCA Account on your application and put your entire initial premium in the Fixed DCA Account. Money you place in the Fixed DCA Account will earn interest at rates we declare from time to time. Money will be transferred out of the Fixed DCA Account in equal monthly installments with the first transfer starting on the first Monthiversary after the Reallocation Date. Interest accrued on the premiums will be transferred in the last month of the Fixed DCA Account term. Money in the Fixed DCA Account may be transferred entirely to other subaccounts or the standard fixed account after one month.

         There is no charge for participating in the Fixed DCA Account.

         We reserve the right to stop offering the Fixed DCA Account at any time for any reason. We may offer a higher 30-day interest rate guaranteed for one month. If you exercise your free look right, the portion of the initial premium held in the Fixed DCA Account will be credited with interest at the rate we then credit to the standard fixed account.

Fixed Dollar Cost                   /bullet/ we receive written notice from you
Averaging will end if:                       instructing us to cancel the
                                             program.

                                    /bullet/ you elect to participate in the
                                             Asset Rebalancing Program, or

                                    /bullet  you elect to participate in any
                                             asset allocation service provided
                                             by a third party.

         THE FIXED ACCOUNT OPTIONS HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT OPTIONS.

THE SEPARATE ACCOUNT AND THE PORTFOLIOS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE SEPARATE ACCOUNT

         The separate account is divided into subaccounts, each of which invests in shares of a specific Portfolio of the WRL Series Fund, Inc. These subaccounts buy and sell Portfolio shares at net asset value without any sales charge. Any dividends and distributions from a Portfolio are reinvested at net asset value in shares of that Portfolio.

         Income, gains, and losses credited to, or charged against, a subaccount of the separate account reflect the subaccount's own investment experience and not the investment experience of our other assets. The separate account's assets may not be used to pay any of our liabilities other than those arising from the Policies. If the separate account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

         The separate account may include other subaccounts that are not available under the Policies and are not discussed in this prospectus. We may substitute another subaccount, portfolio or insurance company separate account under the Policies if, in our judgment, investment in a subaccount or portfolio would no longer be possible or becomes inappropriate to the purposes of the Policies, or if investment in another subaccount or insurance company separate account is in the best interest of owners. No substitution shall take place without notice to owners and prior approval of the Securities and Exchange Commission and insurance company regulators, to the extent required by the 1940 Act and applicable law.

WRL SERIES FUND, INC.

         The separate account invests in shares of the WRL Series Fund, Inc., a series mutual fund that is registered with the Commission as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Fund by the Commission.

         Currently, the Portfolios of the Fund corresponding to the subaccounts of the separate account are: Aggressive Growth Portfolio, Emerging Growth Portfolio, Growth Portfolio, Global Portfolio, Strategic Total Return Portfolio, Bond Portfolio, Growth & Income Portfolio, Money Market Portfolio, Tactical Asset Allocation Portfolio, U.S. Equity Portfolio, Third Avenue Value Portfolio, and Real Estate Securities Portfolio. Each Portfolio's assets are held separate from the assets of the other Portfolios, and each Portfolio has investment objectives and policies that are different from those of the other Portfolios. Thus, each Portfolio operates as a separate investment fund, and the income or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio. Pending any prior approval by a state insurance regulatory authority, certain subaccounts and corresponding Portfolios may not be available to residents of some states.

         Each Portfolio's investment objective(s) and policies are summarized below. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). You can find more detailed information about the Portfolios, including a description of risks, in the prospectus for the Fund. You should read the Fund prospectus carefully.

PORTFOLIO                             INVESTMENT OBJECTIVE
---------                             --------------------

AGGRESSIVE    /arrow/  Portfolio seeks long-term capital appreciation by
GROWTH                 investing in a diversified, actively managed portfolio
                       of equity securities.

EMERGING      /arrow/  Portfolio seeks capital appreciation by investing
GROWTH                 primarily in common stocks of small and medium sized
                       companies.

GROWTH        /arrow/  Portfolio seeks growth of capital by investing primarily in common stocks listed on a national securities exchange or traded on NASDAQ.

GLOBAL        /arrow/  Portfolio seeks long-term growth of capital in a  manner consistent with preservation of capital, primarily through investments in common stocks of foreign and domestic issuers.

STRATEGIC     /arrow/  Portfolio seeks to provide current income, long-term
TOTAL                  growth of income and capital appreciation by investing
RETURN                 primarily in a blend of equity and fixed-income
                       securities, including common stocks, income producing securities convertible into common stocks, and fixed-income securities.

BOND          /arrow/  Portfolio seeks the highest possible current income within the confines of the primary goal of insuring the protection of capital by investing at least 65%, and usually a higher percentage, of its assets in debt securities issued by the U.S. Government and its agencies and instrumentalities and in other medium to high-quality debt securities.

PORTFOLIO                             INVESTMENT OBJECTIVE
---------                             --------------------

GROWTH &      /arrow/  Portfolio seeks total return by investing in securities
INCOME                 that have defensive characteristics. Portfolio will
                       invest primarily in a diversified portfolio of equity and debt securities with an emphasis on sector investing.

MONEY         /arrow/  Portfolio seeks to obtain maximum current income
MARKET                 consistent with preservation of principal and maintenance
                       of liquidity. The Portfolio maintains a dollar-weighted average portfolio maturity of not more than 90 days by investing in U.S. dollar-denominated securities which have effective maturities of not more than 13 months and present minimal credit risks.

TACTICAL      /arrow/  Portfolio seeks preservation of capital and competitive
ASSET                  investment returns by investing primarily in stocks,
ALLOCATION             United States Treasury bonds, notes and bills, and money
                       market funds.

U.S. EQUITY   /arrow/  Portfolio seeks long-term growth of capital by investing primarily in equity securities of U.S. companies.

THIRD         /arrow/  Portfolio seeks long-term capital appreciation by
AVENUE                 investing primarily in a portfolio of equity securities
VALUE                  of well-financed companies believed to be priced below
                       their private market values and debt securities providing strong protective covenants and high, effective yields.

REAL ESTATE   /arrow/  Portfolio seeks long-term total return from investments
SECURITIES             primarily in equity securities of real estate companies.
                       Total return will consist of realized and unrealized capital gains and losses plus income.


         WRL Investment Management, Inc. ("WRL Management"), located at 570 Carillon Parkway, St. Petersburg, Florida 33716, a wholly-owned subsidiary of Western Reserve, serves as investment adviser to the Fund and manages the Fund in accordance with policies and guidelines established by the Fund's Board of Directors. For certain Portfolios, WRL Management has engaged investment sub-advisers to provide portfolio management services. WRL Management and each investment sub-adviser are registered investment advisers under the Investment Advisers Act of 1940, as amended. See the Fund prospectus for more information regarding WRL Management and the investment sub-advisers.

         In addition to the separate account, shares of the Fund are also sold to other separate accounts established by Western Reserve or its affiliates to support variable annuity contracts and variable life insurance policies. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Fund simultaneously. Although neither Western Reserve nor the Fund currently foresees any such disadvantages, either to variable life insurance policyowners or to variable annuity contract owners, the Fund's Board of Directors will monitor events in order to identify any material conflicts between the interests of such variable life insurance policyowners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of Fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners.

         If the Fund's Board of Directors were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, Western Reserve will bear the attendant expenses, but variable life insurance policyowners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

         We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs. We also reserve the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the investments that are held by any subaccount or that any subaccount may purchase. We will only make any such addition, deletion or substitution of shares of another Portfolio of the Fund or of another open-end, registered investment company, if the shares of a Portfolio are no longer available for investment, or if in our judgement further investment in any Portfolio would become inappropriate in view of the purposes of the separate account. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to and prior approval of the Commission, to the extent required by the 1940 Act or other applicable law. Nothing contained herein shall prevent the separate account from purchasing other securities for other Portfolios or classes of policies, or from permitting a conversion between Portfolios or classes of policies on the basis of requests made by Owners.

         Western Reserve also reserves the right to establish additional subaccounts of the separate account, each of which would invest in a new Portfolio of the Fund, or in shares of another investment company, with a specified investment objective. We may establish new subaccounts when, in our sole discretion, marketing, tax or investment conditions warrant. We will make any new subaccounts available to existing Owners on a basis we determine. Western Reserve may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax, or investment conditions warrant.

         In the event of any such substitution or change, Western Reserve may make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If we deem it to be in the best interests of persons having voting rights under the Policies, and when permitted by law, the separate account may be (1) operated as a management company under the 1940 Act, (2) deregistered under the 1940 Act in the event such registration is no longer required, (3) managed under the direction of a committee, or (4) combined with one or more other separate accounts, or subaccounts.

PLEASE READ THE ATTACHED FUND PROSPECTUS TO OBTAIN MORE COMPLETE INFORMATION REGARDING THE PORTFOLIOS.

YOUR RIGHT TO VOTE PORTFOLIO SHARES

         Even though we are the legal owner of the Portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the Portfolios, we will vote our shares only as Policy owners instruct, so long as such action is required by law.

         Before a vote of a Portfolio's shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of Portfolio shares that corresponds to the amount of Cash Value you have in that Portfolio (as of a date set by the Portfolio) divided by $100.

         If we do not receive voting instructions on time from some owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should Federal securities laws, regulations and interpretations change, we may elect to vote Portfolio shares in our own right. If required by state insurance officials, or if permitted under Federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to Policy owners advising you of the action and the reasons we took such action.

THE POLICY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PURCHASING A POLICY

         To purchase a Policy, a prospective owner must submit a completed application and an initial premium to us at our Office. You may also send the application and initial premium to us through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with AFSG Securities Corporation, the principal underwriter for the Policy. We determine the Specified Amount for a Policy based on the initial premium paid and other characteristics of the proposed Insured(s), such as age, gender and risk class. We base the minimum initial premium for your Policy on the Guideline Single Premium established under Federal tax laws given the age, gender, and risk class of the Insured. We currently require a minimum initial premium of $20,000.

         We use different underwriting standards (simplified, expanded) in relation to the Policy. We can provide you with details as to these underwriting standards when you apply for a Policy. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. Generally, for simplified underwriting we will issue a Policy for Insured(s) between the ages of 35 to 80 for a single life policy, and between the ages of 45 to 80 for a joint and survivor life policy. For expanded underwriting, we will issue a Policy for Insured(s) between the ages of 18 to 34 and 81 to 90 for a single life policy, and between the ages of 81 to 90 for a joint and survivor life policy. We reserve the right to reject an application for any reason permitted by law.

WHEN INSURANCE COVERAGE TAKES EFFECT

         Full insurance coverage under the Policy will take effect only if the proposed Insured(s) is alive and in the same condition of health as described in the application when the Policy is delivered to the Owner, and if the initial premium is paid.

         CONDITIONAL INSURANCE COVERAGE. If the Insured qualifies for simplified underwriting, conditional insurance coverage begins as soon as you complete an application and pay an initial premium of at least $20,000. If the Insured does not qualify for simplified underwriting, conditional insurance coverage begins on the date all medical tests and exams are completed. Conditional insurance coverage is void if the check or draft you gave us to pay the initial premium is not honored when we first present it for payment.

The amount of conditional          /bullet/ the Specified Amount applied for, or
insurane coverage is the           /bullet/ $300,000
lesser of:
                                    reduced by all amounts payable under all other life insurance or accidental death benefits that the Insured has in force or pending with us.

         Conditional life insurance coverage is void if the application contains any material misrepresentation. Benefits will also be denied if any proposed Insured commits suicide.

         Conditional life insurance coverage terminates automatically, and without notice, on the earliest of:

         /bullet/ the date we notify you that the application is declined and the initial premium is returned; or

         /bullet/ the date we determine the Insured has satisfied our underwriting requirements (the Policy Date); or

         /bullet/ 10 days following our offer of insurance, on any person proposed under a different plan or at an increased premium or different rate class; or

         /bullet/ at the end of the fraction of a year which the payment bears to the premium required to provide one month of insurance in the amount described above; or

         /bullet/ 60 days from the beginning of conditional insurance coverage.

         FULL INSURANCE COVERAGE. Once we determine that the Insured meets our underwriting requirements, full insurance coverage begins, we issue the Policy, and we begin to deduct monthly and daily insurance charges from your premium. This date is the Policy Date. On the Policy Date, we will allocate your premium (plus interest) to the subaccounts and fixed account options you elected on your application, provided you live in a state that does not require a refund of full premium during the free look period. If your state requires us to return the premium in the event you exercise your free look right, we will place your premium (plus interest) in the Reallocation Account until the Reallocation Date. See Reallocation Account, page __.

OWNERSHIP RIGHTS

         The Policy belongs to the Owner named in the application. The Owner may exercise all of the rights and options described in the Policy. The Owner is the Insured unless the full application specifies a different person as the Insured. If the Owner dies before the Insured and no contingent owner is named, then ownership of the Policy will pass to the Owner's estate. The Owner may exercise certain rights described below.

CHANGING THE      /bullet/ Change the Owner by providing written notice to us at
OWNER any time while the Insured is alive and the Policy is in force.

                  /bullet/ Change is effective as of the date that the written notice is signed.

                  /bullet/ Changing the Owner does not automatically change the beneficiary.

                  /bullet/ Changing the Owner may have tax consequences.

                  /bullet/ We are not liable for payments we made before we
                           received the written notice.

CHOOSING THE      /bullet/ The Owner designates the beneficiary (the person to
BENEFICIARY                receive the death benefit when the Insured dies) in
                           the application.

                  /bullet/ If you designate more than one beneficiary, then each beneficiary shares equally in any death benefit proceeds unless the beneficiary designation states otherwise.

                  /bullet/ If the beneficiary dies before the Insured, then any contingent beneficiary becomes the beneficiary.

                  /bullet/ If both the beneficiary and contingent beneficiary die before the Insured, then the death benefit will be paid to the Owner or the Owner's estate upon the Insured's death.

CHANGING THE      /bullet/ Change the beneficiary by providing us with a written
BENEFICIARY                notice.

                  /bullet/ Change is effective as of the date the Owner signs the written notice.

                  /bullet/ We are not liable for any payments we made before we received the written notice.

ASSIGNING THE     /bullet/ The Owner may assign Policy rights while the Insured
POLICY                     is alive.

                  /bullet/ The Owner retains any ownership rights that are not assigned.

                  /bullet/ Assignee may not change the Owner or the beneficiary, and may not elect or change an optional method of payment. Any amount payable to the assignee will be paid in a lump sum.

                  /bullet/ Claims under any assignment are subject to proof of interest and the extent of the assignment.

                  /bullet/ We are not:

                           /arrow/ bound by any assignment unless we receive a written notice of the assignment

                           /arrow/  responsible for the validity of any
                                    assignment

                           /arrow/ liable for any payment we made before we received written notice of the assignment

                           /arrow/ any assignment which results in adverse tax consequences to the Owner, Insured(s) or beneficiary(ies).

CANCELING A POLICY

         You may cancel a Policy during the "free-look period" by returning it to Western Reserve at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499, or to the agent who sold it. The free-look period expires 10 days after you receive the Policy. The free-look period is longer if required by state law. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if it had never been issued. Within seven calendar days after we receive the returned Policy, we will refund an amount equal to the sum of:

                  /bullet/ the total amount of monthly deductions made and any other charges imposed on amounts allocated to the subaccounts and the fixed account options; PLUS

                  /bullet/ the value of amounts allocated to the subaccounts and the fixed account options on the date we (or our agent) receive the returned Policy.

         If any state law prohibits the calculation above, we will refund the total of all premiums paid for the Policy. See Allocating Premiums, p. ___.

PREMIUMS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INITIAL PREMIUM

         The initial premium for a given Specified Amount depends on a number of factors including the age, gender, and risk class of the proposed Insured(s). FOR A GIVEN INITIAL PREMIUM, WE WILL SPECIFY THE EXACT SPECIFIED AMOUNT THAT YOU MUST PURCHASE. For joint and survivor life policies, we will provide the Specified Amount at the time of application based upon the specific ages, gender, and risk classes of the proposed Insureds.

         We currently require a minimum initial premium of $20,000. The current underwriting requirements and maximum initial premium amounts are set forth in Appendix __. We reserve the right to modify these requirements and premium amounts at any time.

         We will credit interest on your initial premium from the date we receive payment. Interest will be credited at the current standard fixed account rate. Interest is guaranteed to equal at least 3% annually.

         TAX-FREE EXCHANGES (1035 EXCHANGES). We will accept as part of your initial premium money from one contract that qualified for a tax-free exchange under Section 1035 of the Internal Revenue Code. If you contemplate such an exchange, you should consult a competent tax advisor to learn the potential tax effects of such a transaction.

         Subject to our underwriting requirements, we will permit you to make one additional cash payment within three business days of our receipt of the proceeds from the 1035 exchange before we determine your Policy's Specified Amount.

ADDITIONAL PREMIUMS

         You will have LIMITED FLEXIBILITY TO ADD ADDITIONAL PREMIUMS to the Policy since we require that the initial premium equal the maximum amount that can be applied to the Policy at issue. In general, you may not pay any additional premiums on the Policy for several years in order for the Policy to continue to qualify as a life insurance contract as defined in Federal tax laws and regulations. At the time the Policy allows for the payment of additional premiums, we reserve the right to limit or refund any premium if:

         /bullet/ the amount is below our current minimum additional premium requirement; OR

         /bullet/ the premium would increase the death benefit by more than the amount of the premium; OR

         /bullet/ accepting the premium would disqualify the Policy as a life insurance contract as defined in Federal tax laws and regulations.

         You may pay premiums by any method we deem acceptable. We will treat any payment you make as a loan repayment unless you clearly mark it as a premium.

ALLOCATING PREMIUMS

         When you apply for a Policy, you must instruct us to allocate your premium to one or more subaccounts of the separate account and to the fixed account options according to the following rules:

         /bullet/ allocation percentages must be in whole numbers;

         /bullet/ you must put your entire initial premium into the Fixed DCA
                  Account at the time of your application;

         /bullet/ if you select standard dollar cost averaging, you must have at least $5,000 in the standard fixed account.

         You can change the allocation instructions for additional premiums without charge at any time by providing us with written notification (or any other notification we deem satisfactory). Any allocation change will be effective on the date we record the change. We reserve the right to limit the number of premium allocation changes.

         Investment returns from amounts allocated to the subaccounts will vary with the investment experience of these subaccounts and will be reduced by Policy charges. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS.

         REALLOCATION ACCOUNT. If your state requires us to return your initial premium in the event you exercise your free-look right, we will allocate the initial premium (plus interest) on the Policy Date to the Reallocation Account. While held in the Reallocation Account, your premium (plus interest) will earn interest at the current rates for the standard fixed account. The premium will remain in the Reallocation Account for the length of your state's free look period plus five days.

         The following chart shows by state the number of days from the Policy Date that your premium (plus interest) will remain in the Reallocation Account.

                     STATES REQUIRING FULL REFUND OF PREMIUM

--------------------------------------------------------------------------------
                 TIME PREMIUM IS IN                        TIME PREMIUM IS
     STATE      REALLOCATION ACCOUNT       STATE       IN REALLOCATION ACCOUNT
--------------------------------------------------------------------------------
     CO #              20 days             NC * #              15 days
--------------------------------------------------------------------------------
     CT                15 days             ND                  15 days
--------------------------------------------------------------------------------
     DC *              15 days             NY                  15 days
--------------------------------------------------------------------------------
     GA                15 days             OK *                15 days
--------------------------------------------------------------------------------
     IL                15 days             PA *                15 days
--------------------------------------------------------------------------------
     IN #              15 days             SC *                15 days
--------------------------------------------------------------------------------
     MA #              15 days             TX                  15 days
--------------------------------------------------------------------------------
     MD #              15 days             UT *                15 days
--------------------------------------------------------------------------------
     MI *#             15 days             VT *                15 days
--------------------------------------------------------------------------------
     MN                15 days             VA                  15 days
--------------------------------------------------------------------------------
     MO *              15 days             WV                  15 days
--------------------------------------------------------------------------------

* The period is 50 days from the application date or 15 days from your receipt of the Policy, whichever is later.

#        If the Policy is a replacement, the period is 25 days.

         In the states listed above, on the first Valuation Date on or after the Reallocation Date, we will reallocate all cash value from the Reallocation Account to the subaccounts and fixed account options you selected on the application. If you requested either Fixed DCA or

Standard Dollar Cost Averaging, we will reallocate the Cash Value to either the Fixed DCA Account or the standard fixed account, respectively, on the Reallocation Date.

         In all other states, the Reallocation Date is the same as the Policy Date and we will allocate your premium (plus interest) on the Policy Date to the subaccounts and the fixed account options in accordance with the instructions you gave us on your application.

POLICY VALUES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CASH VALUE

CASH VALUE:           /bullet/ serves as the starting point for calculating
                               values under a Policy

                      /bullet/ equals the sum of all values in each subaccount
                               and the fixed account options

                      /bullet/ is determined on the Policy Date and on each
                               Valuation Date

                      /bullet/ has no guaranteed minimum amount and may be more
                               or less than premiums paid.

NET SURRENDER VALUE

         The Net Surrender Value is the amount we pay when you surrender your Policy. We determine the Net Surrender Value at the end of the Valuation Period when we receive your written surrender request.

NET SURRENDER         /bullet/ the Cash Value as of such date; MINUS
VALUE ON ANY
VALUATION DATE        /bullet/ any surrender charge as of such date; MINUS
EQUALS:
                      /bullet/ any outstanding Policy loan(s); MINUS

                      /bullet/ any interest you owe on any Policy loan(s).

SUBACCOUNT VALUE

         Each subaccount's value is the Cash Value in that subaccount. At the end of any Valuation Period, the subaccount's value is equal to the number of units that the Policy has in the subaccount, multiplied by the unit value of that subaccount.

THE NUMBER OF          /bullet/ the initial units purchased on the Policy Date;
UNITS IN ANY                    PLUS
SUBACCOUNT ON
ANY VALUATION          /bullet/ units purchased with additional premium(s); PLUS
DATE EQUALS:
                       /bullet/ units purchased via transfers from another
                                subaccount or the fixed account; MINUS

                       /bullet/ units redeemed to pay for monthly deductions;
                                MINUS

                       /bullet/ units redeemed to pay for partial withdrawals;
                                MINUS

                       /bullet/ units redeemed as part of a transfer to another
                                subacccount or the fixed account.

         Every time you allocate or transfer money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount by the unit value for that subaccount at the end of the Valuation Period.

UNIT VALUE

         We determine a unit value for each subaccount to reflect how investment results affect the Policy values. Unit values will vary among subaccounts. The unit value of each subaccount was originally established at $10 per unit. The unit value may increase or decrease from one Valuation Period to the next.

THE UNIT VALUE         /bullet/ the total value of the assets held in the
OF ANY                          subaccount, determined by multiplying the number
SUBACCOUNT AT                   of shares of the designated Portfolio owned by
THE END OF A                    the subaccount times the Portfolio's net asset
VALUATION                       value per share; MINUS
PERIOD
IS CALCULATED AS:      /bullet/ a charge equal to the daily net assets of the
                                subaccount multiplied by the daily equivalent of the Daily Charge; MINUS

                       /bullet/ the accrued amount of reserve for any taxes or
                                other economic burden resulting from applying tax laws that we determine to be properly attributable to the subaccount; AND THE RESULT DIVIDED BY

                       /bullet/ the number of outstanding units in the
                                subaccount.

FIXED ACCOUNT VALUE

         On the Policy Date, the fixed account value is equal to the premiums allocated to the fixed account, less the portion of the first monthly deduction taken from the fixed account.

THE FIXED ACCOUNT      /bullet/ the premium(s) allocated to the fixed account;
VALUE AT THE END OF             PLUS
ANY VALUATION
PERIOD IS EQUAL TO:    /bullet/ any amounts transferred to the fixed account;
                                PLUS

                       /bullet/ interest credited to the fixed account; MINUS

                       /bullet/ amounts charged to pay for monthly deductions;
                                MINUS

                       /bullet/ amounts withdrawn from the fixed account; MINUS

                       /bullet/ amounts transferred from the fixed account to a
                                subaccount.

TRANSFERS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


GENERAL

         You may make transfers among the subaccounts or from the subaccounts to the fixed account. We determine the amount you have available for transfers at the end of the Valuation Period when we receive your transfer request. WE MAY MODIFY OR REVOKE THE TRANSFER PRIVILEGE AT ANY TIME. The following features apply to transfers under the Policy:

         /check mark/ You may make an unlimited number of transfers in a Policy year.

         /check mark/ You may request transfers in writing (in a form we accept), or by telephone.

         /check mark/ There is no minimum amount that must be transferred.

         /check mark/ There is no minimum amount that must remain in a subaccount after a transfer.

         /check mark/ We reserve the right to deduct a $10 charge from the amount transferred for the 13th and each additional transfer in a Policy year.

         /check mark/ We consider all transfers made in any one day to be a single transfer.

         /check mark/ Transfers resulting from loans, Standard or Fixed Dollar
                      Cost Averaging, the Asset Rebalancing Program, and exercising exchange privileges are NOT treated as transfers for the purpose of the transfer charge.

         Your Policy as applied for and issued, will automatically receive telephone transfer privileges unless you provide other instructions. The telephone transfer privileges allow you to give authority to the registered representative or agent of record for your Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on your behalf according to your instructions. To make a telephone transfer, you may call 1-800-525-6205.

         Please note the following regarding telephone transfers:

         /arrow/ We are not liable for any loss, damage, cost or expense from complying with telephone instructions we reasonably believe to be authentic. You bear the risk of any such loss.

         /arrow/ We will employ reasonable procedures to confirm that telephone instructions are genuine.

         /arrow/ Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to Owners, and/or tape recording telephone instructions received from Owners.

         /arrow/ If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

         The corresponding portfolio of any subaccount determines its net asset value per each share once daily, as of the close of the regular business session of the New York Stock Exchange ("NYSE") (usually 4:00 p.m. Eastern time), which coincides with the end of each Valuation Period. Therefore, we will process any transfer request we receive after the close of the regular business session of the NYSE, on any day the NYSE is open, using the net asset value for each share of the applicable Portfolio determined as of the close of the next regular business session of the NYSE.

STANDARD DOLLAR COST AVERAGING

         Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the subaccounts over a period of time. This allows you to potentially reduce the risk of investing most of your premium into the subaccounts at a time when prices are high. The success of this strategy is not assured and depends on market trends. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.

         Under Standard Dollar Cost Averaging, we automatically transfer a set dollar amount from the standard fixed account to one or more subaccounts that you choose. We will make the transfers monthly as of the end of the Valuation Date starting on the first Monthiversary after the Reallocation Date.

TO START STANDARD      /arrow/ you must request Standard Dollar Cost Averaging
DOLLAR COST                    on your application
AVERAGING:
                       /arrow/ you must have at least $5,000 in the standard
                               fixed account

                       /arrow/ each transfer under dollar cost averaging must be
                               at least $500.

There is no charge for Standard Dollar Cost Averaging.

STANDARD DOLLAR        /arrow/ we receive your request to cancel your
COST AVERAGING                 participation;
WILL TERMINATE IF:
                       /arrow/ the value in the standard fixed account is
                               depleted;

                       /arrow/ you elect to participate in Asset Rebalancing
                               Program; OR

                       /arrow/ you elect to participate in any asset allocation
                               services provided by a third party.


         We may modify, suspend, or discontinue Standard Dollar Cost Averaging at any time.

ASSET REBALANCING PROGRAM

         We also offer an Asset Rebalancing Program under which you may transfer amounts periodically to maintain a particular percentage allocation among the subaccounts. Cash Value allocated to each subaccount will grow or decline in value at different rates. The Asset Rebalancing Program automatically reallocates the Cash Value in the subaccounts at the end of each period to match your Policy's currently effective premium allocation schedule. Cash Value in the standard fixed account, the Standard Dollar Cost Averaging Program, and the Fixed DCA Account are not available for this program.

         To participate in the Asset Rebalancing Program, you must complete an asset rebalancing request form and submit it to us before the maturity date.

         You may elect asset rebalancing to occur on each quarterly, semi-annual or annual anniversary of the Policy Date. You may modify your allocations quarterly. Once we receive the asset rebalancing request form, we will effect the initial rebalancing of Cash Value on the next such anniversary, in accordance with the Policy's current premium allocation schedule. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day the NYSE is open. There is no charge for the Asset Rebalancing Program.

ASSET REBALANCING      /arrow/ you elect to participate in the Fixed DCA
WILL CEASE IF:                 Account;

                       /arrow/ you elect to participate in the Standard Dollar
                               Cost Averaging program;

                       /arrow/ we receive your request to discontinue
                               participation;

                       /arrow/ you make a transfer to or from any subaccount
                               other than under a scheduled rebalancing; OR

                       /arrow/ you elect to participate in any asset allocation
                               services provided by a third party.

         We may modify, suspend, or discontinue the Asset Rebalancing Program at any time.

STANDARD FIXED ACCOUNT TRANSFERS

         You may make one transfer per Policy year from the standard fixed account. The transfer must be made no later than 30 days after your Policy anniversary. You must send us a written notice so that we receive it no later than 30 days after a Policy anniversary. We will make the transfer on the date we receive the written notice. We reserve the right to limit the maximum amount you may transfer to the greater of:

              /arrow/ 25% of the amount in the standard fixed account, or

              /arrow/ the amount transferred from the standard fixed account in the immediately prior Policy year (excluding transfers from the Fixed DCA Account).

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         This section describes the charges and deductions that we make under the Policy to compensate for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume.

SERVICES AND                 /bullet/ the death benefit, cash and loan benefits
BENEFITS WE PROVIDE:                  under the Policy

                             /bullet/ investment options, including premium
                                      allocations

                             /bullet/ administration of elective options

                             /bullet/ the distribution of reports to Owners

COSTS AND EXPENSES           /bullet/ costs associated with processing and
WE INCUR:                             underwriting applications, issuing and
                                      administering the Policy (including any
                                      Policy riders)

                             /bullet/ overhead and other expenses for providing
                                      services and benefits, sales and marketing expenses

                             /bullet/ other costs of doing business, such as
                                      collecting premiums, maintaining records, processing claims, effecting transactions, and paying Federal, state and local premium and other taxes and fees

RISKS WE ASSUME:             /bullet/ that the charges we may deduct may be
                                      insufficient to meet our actual claims
                                      because Insureds die sooner than we
                                      estimate

                             /bullet/ that the costs of providing the services
                                      and benefits under the Policies may exceed the charges we are allowed to deduct

PREMIUM DEDUCTIONS

         We deduct no charges from premiums before allocating the premiums to the separate account and the fixed account options according to your instructions.

DAILY CHARGE

         Each Valuation Date, we deduct a Daily Charge at the annual rate of 0.50% from assets in the subaccounts as part of the calculation of the unit value for each subaccount.

MONTHLY DEDUCTION

         We deduct a monthly deduction from the Cash Value on the Policy Date and on each Monthiversary (the same day of each succeeding month as the Policy Date, or, if there is no comparable Valuation Date, the next Valuation Date).
We will deduct this charge from each account in accordance with the current allocation instructions. If the value of any account is insufficient to pay that account's portion of the monthly deduction, we will take the monthly deduction on a pro-rata basis from all accounts (I.E., in the same proportion that the value in each subaccount and the fixed account bears to the total Cash Value on the Monthiversary).

          The monthly deduction is equal to:

         /arrow/ The Monthly Policy Charge based on the separate account's assets; PLUS

         /arrow/ The Monthly Policy Charge based on the fixed account's assets; PLUS

         /arrow/  The monthly Cost of Insurance Charge for the Policy, if any;
                  PLUS

         /arrow/ The monthly charge for any benefits provided by riders attached to the Policy (currently, only the Guaranteed Minimum Death Benefit rider).

         MONTHLY POLICY CHARGE. The Monthly Policy Charge, based on the separate account's assets, is equal to: (1) the separate account monthly deduction charge (see table below) divided by 12; multiplied by (2) the sum of the subaccount values on the Monthiversary.

         The Monthly Policy Charge, based on the fixed account's assets, is equal to: (1) the fixed account monthly deduction charge (see table below) divided by 12; multiplied by (2) the fixed account value on the Monthiversary, minus any outstanding loan amount.

         The Monthly Policy Charge for each Policy varies based on the Policy year, gender, and whether the Policy is issued on a single life basis or a joint and last survivor basis.

         The Monthly Policy Charge and the Daily Charge for single life and joint and survivor life Policies are as follows:

SINGLE LIFE POLICY                                        MALE/UNISEX                              FEMALE
                                             -------------------------------------------------------------------------
                                               POLICY YEARS        POLICY YEARS       POLICY YEARS      POLICY YEARS
                                                   1-10                 11+               1-10               11+
----------------------------------------------------------------------------------------------------------------------
                      Daily Charge
                      (from unit value)            .50%               .50%              .50%              .50%
                      ------------------------------------------------------------------------------------------------
                      Monthly
Separate account      Deduction Charge
charges               (as a % of
(annualized rate)     separate account
                      assets)                      2.00%             1.00%              1.85%             .85%
                      ------------------------------------------------------------------------------------------------
                      TOTAL                        2.50%             1.50%              2.35%            1.35%
----------------------------------------------------------------------------------------------------------------------

                      ------------------------------------------------------------------------------------------------
                      Monthly
Fixed account         Deduction Charge
charges               (as a % of fixed
(annualized rate)     account assets)              2.00%             1.00%              1.85%             .85%
                      ------------------------------------------------------------------------------------------------
                      TOTAL                        2.00%             1.00%              1.85%             .85%
----------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
JOINT & SURVIVOR LIFE POLICY                                          POLICY YEARS 1-
                                                                            10               POLICY YEARS 11+
---------------------------------------------------------------------------------------------------------------
                                Daily Charge (from unit
                                value)                                     .50%                    .50%
                                -------------------------------------------------------------------------------
Separate account charges        Monthly Deduction Charge (as
(annualized rate)               a % of separate account
                                assets)                                    1.50%                   .50%
                              ---------------------------------------------------------------------------------
                                TOTAL                                      2.00%                   1.00%
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Fixed account charges           Monthly Deduction Charge
(annualized rate)               (as a % of fixed account assets)           1.50%                   .50%
                                -------------------------------------------------------------------------------
                                TOTAL                                      1.50%                   .50%
---------------------------------------------------------------------------------------------------------------


         COST OF INSURANCE CHARGE. We reserve the right to assess a monthly Cost of Insurance Charge. The charge would depend on a number of variables (age, gender, risk class) that would cause it to vary from Policy to Policy and from Monthiversary to Monthiversary. If applicable, we would calculate the Cost of Insurance Charge each month for the Specified Amount at issue. We do not currently assess this charge, and we do not intend to assess this charge. However, if we begin to assess this charge in the future, we will waive surrender charges upon any surrender of the Policy. See Surrender Charge, p.___.

         The guaranteed maximum monthly Cost of Insurance Rates are based on the gender, age, plan of insurance, and risk class of the Insured(s). Any change in the current rates will not exceed those shown in your Policy's Table of Guaranteed Maximum Life Insurance Rates.

         We currently place Insureds into standard (tobacco) and select (non-tobacco) risk classes. The guaranteed rates are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female, Tobacco or Non-Tobacco Mortality Rates ("1980 CSO Tables"). Cost of Insurance rates for an Insured in a non-tobacco class are less than or equal to rates for an Insured of the same age and gender in a tobacco class.

         The Policies are based on mortality tables that distinguish between men and women. As a result, the Policy may pay different benefits to men and women of the same age and risk class. We also offer Policies based on unisex mortality tables if required by state law.

SURRENDER CHARGE

         If you surrender your Policy during the first 9 years, we deduct a surrender charge from your Cash Value and pay the remaining Cash Value to you. The payment you receive is called the Net Surrender Value. We reduce the surrender charge at older ages in compliance with state laws. We calculate the surrender charge as a percentage of premium(s) paid based on the following schedule:

                         CONTINGENT                          CONTINGENT
     DURING           SURRENDER CHARGE      DURING        SURRENDER CHARGE
     POLICY         (AS A PERCENTAGE OF     POLICY      (AS A PERCENTAGE OF
      YEAR            PREMIUM(S) PAID)       YEAR         PREMIUM(S) PAID)
     ------         -------------------     ------       ------------------
        1                  9.75%               6                 7%
        2                  9.50%               7                 6%
        3                  9.25%               8                 4%
        4                    9%                9                 2%
        5                    8%               10                 0%
     ------         -------------------     ------        ------------------

         If we begin to assess a Cost of Insurance Charge on Policies as noted above, we will waive all future surrender charges.

TRANSFER CHARGE

         The first 12 transfers during each Policy year are free. We currently assess a transfer charge of $10 for the 13th and each additional transfer during a Policy year. For the purposes of assessing the transfer charge, each written request for transfers is considered to be one transfer, regardless of the number of subaccounts affected by the transfer. We deduct the transfer charge from the amount being transferred. Transfers due to loans, any dollar cost averaging, or asset rebalancing do not count as transfers for the purpose of assessing this charge.

PORTFOLIO EXPENSES

         The value of the net assets of each subaccount reflects the investment advisory fees and other expenses incurred by the corresponding Portfolio in which the subaccount invests. See the Portfolio Annual Expenses Table in this prospectus, and the Fund prospectus for further information on these fees and expenses.

GUARANTEED MINIMUM DEATH BENEFIT RIDER

         If you select the Guaranteed Minimum Death Benefit rider at application, we will deduct .02% each month from your Cash Value on each Monthiversary.

DEATH BENEFIT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


DEATH BENEFIT PROCEEDS

         As long as the Policy is in force, we will pay the death benefit proceeds on an individual Policy once we receive satisfactory proof of the Insured's death. For Policies issued on a joint and survivor basis, we will pay death benefit proceeds on the death of the last Insured. We may require return of the Policy. We will pay the death benefit proceeds to the primary beneficiary(ies) or a contingent beneficiary. If each beneficiary dies before the Insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the Owner or the Owner's estate. We will pay the death benefit proceeds in a lump sum or under a payment option. See Payment Options.

DEATH BENEFIT          /bullet/ the death benefit (described below); MINUS
PROCEEDS EQUAL:
                       /bullet/ any past due monthly deductions if the Insured
                                dies during the grace period (See Policy Lapse);
                                 MINUS

                       /bullet/ any outstanding Policy loan on the date of
                                death; MINUS

                       /bullet/ any interest you owe on Policy loan(s).

         If all or part of the death benefit proceeds are paid in one sum, we will pay interest on this sum as required by applicable state law from the date we receive due proof of the Insured's death to the date we make payment.

         We may further adjust the amount of the death benefit proceeds under certain circumstances. See Our Right to Contest the Policy; and Misstatement of Age or Gender.

DEATH BENEFIT

         The Policy provides a death benefit. The death benefit is determined as of the date of death of the Insured (the last of Insureds to die, if a Joint Policy).

THE DEATH BENEFIT      /bullet/ a variable death benefit; OR
IS THE GREATER OF:
                       /bullet/ the current Specified Amount.

          The variable death benefit is equal to the Cash Value on the date of death multiplied by the applicable limitation percentage. The limitation percentage is a percentage based on the age of the Insured at the beginning of each Policy year. The following table indicates the applicable limitation percentages for different ages:

       AGE OF INSURED
    (YOUNGER INSURED, IF
        JOINT POLICY)                         LIMITATION PERCENTAGE
    --------------------               --------------------------------------
        40 and under                                  250%
          41 to 45                     250% minus 7% for each age over age 40
          46 to 50                     215% minus 6% for each age over age 45
          51 to 55                     185% minus 7% for each age over age 50
          56 to 60                     150% minus 4% for each age over age 55
          61 to 65                     130% minus 2% for each age over age 60
          66 to 70                     120% minus 1% for each age over age 65
          71 to 75                     115% minus 2% for each age over age 70
          76 to 90                                    105%
          91 to 94                     105% minus 1% for each age over age 90
        95 and above                                  100%
    --------------------               --------------------------------------


EFFECTS OF PARTIAL WITHDRAWALS ON THE DEATH BENEFIT

         A partial withdrawal will reduce the Specified Amount by an amount equal to the amount of the partial withdrawal multiplied by the ratio of the initial Specified Amount to the initial premium. For an example, see "Partial Withdrawals," page ___.

GUARANTEED MINIMUM DEATH BENEFIT RIDER

         If you purchase the Guaranteed Minimum Death Benefit rider at the time you apply for the Policy, and if the rider is in effect upon the Insured's (younder Insured, if a Joint Policy) date of death, we guarantee to provide a death benefit as follows:

         /arrow/ If the Net Surrender Value on any Monthiversary is not sufficient to cover the Monthly Policy Charge on such day, then coverage will be provided as indicated below, and no grace period will begin, provided no Policy loans have been taken under the Policy;

         /arrow/ If a death benefit is payable due to the provisions of this rider, then the following minimum death benefit is applicable;

         /arrow/ During the first fifteen Policy years, or before the Policy anniversary next following the Insured's (younger Joint Insured, if under a Joint Policy) 75th birthday, if sooner, the minimum death benefit payable will be described as under Death Benefit, page __;

         /arrow/ After the first fifteen Policy years, or on or after the Policy anniversary next following the Insured's (younger Joint Insured, if under a Joint Policy) 75th birthday, if sooner, the minimum death benefit payable will be the initial premium, reduced by any partial withdrawals.

However, in no event will this minimum death benefit ever be less than $1,000.

CHANGING THE SPECIFIED AMOUNT

         You may not increase or decrease the Specified Amount on your Policy. However, a partial withdrawal will reduce the Specified Amount and the amount payable under the Guaranteed Minimum Death Benefit rider. If you need a higher Specified Amount, you must apply for a second policy.

PAYMENT OPTIONS

         There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. Information concerning these settlement options is available on request. None of these options vary with the investment performance of a separate account.

SURRENDERS AND PARTIAL WITHDRAWALS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


SURRENDERS

         You may make a written request to surrender your Policy for its Net Surrender Value as calculated at the end of the Valuation Date on which we receive your request. The

Insured must be alive and the Policy must be in force when you make your written request. A surrender is effective as of the date when we receive your written request. You will incur a surrender charge if you surrender the Policy during the first 9 Policy years. See Charges and Deductions. Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. We will pay you the Net Surrender Value in a lump sum within seven days unless you request other arrangements. A surrender may have tax consequences. See Federal Tax Considerations.

PARTIAL WITHDRAWALS

         After the first Policy year, you may request a partial withdrawal of a portion of your Cash Value subject to certain conditions.

PARTIAL            /arrow/   You must make your partial withdrawal request to us
WITHDRAWAL                   in writing.
CONDITIONS:
                   /arrow/   Only one partial withdrawal is allowed during a
                             12-month period.

                   /arrow/ The most you can request is the excess of the Cash Value MINUS total outstanding loans, MINUS any interest you owe on Policy loans, and MINUS total premiums paid.

                   /arrow/ You can specify the subaccount(s) and the standard fixed account from which to make the withdrawal, otherwise we will deduct the amount from the separate account and the fixed account in accordance with the current allocation instructions.

                   /arrow/ We generally will pay a partial withdrawal request within seven days following the Valuation Date we receive the request. There is no charge for a partial withdrawal.

         A partial withdrawal will reduce the Cash Value by the amount of the partial withdrawal. A partial withdrawal will reduce the Specified Amount by an amount equal to the amount of the partial withdrawal multiplied by the ratio of the initial Specified Amount to the initial premium.

         An example of a partial withdrawal's effect on the Specified Amount is shown below. A partial withdrawal will also reduce the Guaranteed Minimum Death Benefit by an amount equal to amount of the partial withdrawal multiplied by the ratio of the initial Specified Amount to the initial premium.

         In no event will any withdrawal reduce the Specified Amount below
$1,000.

         Example: A Policy with a Specified Amount of $200,000 on a male standard (age 35) has a Guideline Single Premium of $48,920. The ratio of the initial Specified Amount to the initial premium is 4.09 (I.E., 200,000 divided by 48,920). If a $19,000 partial withdrawal is taken after the first Policy year, the Specified Amount will be reduced by $77,710 (I.E., 4.09 multiplied by $19,000).

LOANS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


GENERAL

         After the Policy Date as long as the Policy remains in force, you may borrow money from us using the Policy as the only security for the loan. Taking a loan will terminate the Guaranteed Minimum Death Benefit rider, if any. See Guaranteed Minimum Death Benefit rider, page ___. A loan that is taken from, or secured by, a Policy may have tax consequences. See Federal Tax Considerations.

POLICY LOANS ARE      /bullet/   you must borrow at least $500;
SUBJECT TO CERTAIN
CONDITIONS:           /bullet/   the maximum amount you may borrow is 90% of the
                                 Cash Value, less any surrender charge and any outstanding loan amount.

         When you take a loan, we will withdraw an amount equal to the requested loan from each of the subaccounts and the fixed account based on your current premium allocation instructions (unless you specify otherwise). We will transfer that amount to the loan reserve. The loan reserve is the portion of the fixed account used as collateral for a Policy loan.

         We normally pay the amount of the loan within seven days after we receive a proper loan request. We may postpone payment of loans under certain conditions. See Payments We Make.

         You can repay a loan at any time while the Policy is in force. WE WILL CONSIDER ANY PAYMENTS YOU MAKE ON THE POLICY AS LOAN REPAYMENTS UNLESS THE PAYMENTS ARE CLEARLY SPECIFIED AS PREMIUMS.

         At each Policy anniversary, we will compare the amount of the outstanding loan to the amount in the loan reserve. We will also make this comparison any time you repay all or part of the loan, or make a request to borrow an additional amount. At each such time, if the amount of the outstanding loan exceeds the amount in the loan reserve, we will withdraw the difference from the subaccounts and the standard fixed account and transfer it to the loan reserve, in the same manner as when a loan is made. If the amount in the loan reserve exceeds the amount of the outstanding loan, we will withdraw the difference from the loan reserve and transfer it to the subaccounts and the standard fixed account in the same manner as current premiums are allocated. No charge will be imposed for these transfers, and these transfers are NOT treated as transfers in calculating the transfer charge. We reserve the right to require a transfer to the fixed account if the loans were originally transferred from the fixed account.

INTEREST RATE CHARGED

         The annual interest rate you will pay on a standard Policy loan is 6.0% and is payable in arrears on each Policy anniversary. Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear interest at the same rate.

LOAN RESERVE INTEREST RATE CREDITED

         We will credit the amount in the loan reserve with interest at an effective annual rate of 3.0%. We may credit a higher rate, but we are not obligated to do so.

PREFERRED LOANS

         At any time after the Policy Date, you may borrow against the Policy up to an amount that is equal to the Cash Value, MINUS total premiums paid, LESS any outstanding loan amount. Such a loan is called a preferred loan. We currently charge interest on a preferred loan at an annual rate of 3.0%, payable in arrears. Any existing loan, other than a preferred loan, is not eligible for a preferred loan rate. Amounts in the loan reserve securing preferred loans accrue interest at the same 3.0% annual rate as other loans. Consult a tax advisor before taking a preferred loan because such a loan may have adverse tax consequences. We reserve the right to modify or discontinue the preferred loan feature.

EFFECT OF POLICY LOANS

         A Policy loan affects the Policy, because we reduce the death benefit proceeds and Net Surrender Value under the Policy by the amount of any outstanding loan plus interest you owe on the loans. Repaying the loan causes the death benefit proceeds and Net Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan in the loan reserve. This amount is not affected by the separate account's investment performance and may not be credited with the interest rates accruing on the fixed account options. Amounts transferred from the separate account to the loan reserve will affect the value in the separate account because we credit such amounts with an interest rate declared by us rather than a rate of return reflecting the investment performance of the separate account. A Policy loan will cause a Guaranteed Minimum Death Benefit rider to terminate.

         There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. A Policy loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans outstanding. See Risks, page ___.

         We will notify you (and any assignee of record) if the sum of your loans plus any interest you owe on the loans is more than the Net Surrender Value. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may lapse.

         We will accept policy exchanges under Section 1035 of the Internal Revenue Code where the policy from another company has an outstanding Policy loan of no more than 40% of the policy's cash value transferred to our Policy. We intend to treat these as preferred loan amounts.

POLICY LAPSE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


LAPSE

         Your Policy may lapse (terminate without value) if the Net Surrender Value on any Monthiversary is less than the monthly deductions due on that day. The monthly deductions may exceed the Net Surrender Value if:

         /bullet/ we begin to impose monthly Cost of Insurance Charges, OR

         /bullet/ the sum of all outstanding Policy loans plus accrued loan interest exceeds the Net Surrender Value.

         If the Net Surrender Value is not enough to pay the monthly deductions, we will mail a notice to your last known address and any assignee of record. The notice will specify the minimum payment required and the final date by which we must receive the payment to keep the Policy from lapsing. We generally require that you make the payment within 61 days after the date of the notice. This 61-day period is called the GRACE PERIOD. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate without value.

         You may not reinstate this Policy after it has lapsed.

         If you purchase the Guaranteed Minimum Death Benefit rider, then no grace period will begin (and the Policy will not lapse) if there have been no Policy loans. See Guaranteed Minimum Death Benefit rider, page ___.

FEDERAL INCOME TAX CONSIDERATIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


         The following summary provides a general description of the Federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

         TAX STATUS OF THE POLICY. A Policy must satisfy certain requirements set forth in the Internal Revenue Code (Code) in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law. The manner in which these requirements are to be applied to certain innovative features of the Policy are not directly addressed by the Code or the limited guidance as to how these requirements are to be applied. Nevertheless, we believe that a Policy should satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of such requirements to the Policy, particularly in the case of Policies insuring more than one person. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

         In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as your flexibility to allocate premiums and Cash Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over separate account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the separate account assets supporting the Policy.

         In addition, the Code requires that the investments of the separate account be "adequately diversified" in order to treat the Policy as a life insurance contract for Federal income tax purposes. We intend that the separate account, through the portfolios, will satisfy these diversification requirements.

         The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

         IN GENERAL. We believe that the death benefit under a Policy should be excludible from the beneficiary's gross income. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. A tax advisor should be consulted on these consequences.

         Generally, you will not be deemed to be in constructive receipt of the Cash Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by (E.G., by assignment), a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract".

         MODIFIED ENDOWMENT CONTRACTS. Under the Code, certain life insurance contracts are classified as "Modified Endowment Contracts" ("MECs") and receive less favorable tax treatment than other life insurance contracts. IN MOST SITUATIONS, THE POLICIES WILL BE CLASSIFIED AS MECS. There are, however, certain limited situations where a Policy may not be classified as a MEC. If you do not want your Policy to be classified as a MEC, a tax advisor should be consulted to determine the circumstances, if any, under which your Policy would not be classified as a MEC.

         DISTRIBUTIONS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as MECs are subject to the following tax rules:

         /bullet/ All distributions (that is, payout from the Policy), including distributions upon surrender and partial withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned Cash Value (net surrender value for surrenders) immediately before the distribution plus prior distributions over the Owner's total investment in the Policy at that time. "Total investment in the Policy" means the aggregate amount of any premiums or other considerations paid for a Policy, plus any previously taxed distributions, minus any credited dividends.

         /bullet/ Loans taken from or secured by (E.G., by assignment) such a Policy are treated as distributions and taxed accordingly.

         /bullet/ A 10 percent additional income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you the beneficiary.

         DISTRIBUTIONS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

         Loans from or secured by a Policy that is not a MEC are not treated as distributions.

         Finally, neither distributions from nor loans from or secured by a Policy that is not a MEC are subject to the 10 percent additional tax.

         DEDUCTIBILITY OF POLICY LOAN INTEREST. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

         MULTIPLE POLICIES. All MECs that we issue (or that our affiliates issue) to the same Owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs.

         BUSINESS USES OF THE POLICY. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the

Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement.

         POSSIBLE TAX LAW CHANGES. While the likelihood of legislative changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). Consult a tax advisor with respect to legislative developments and their effect on the Policy.

OTHER POLICY INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


OUR RIGHT TO CONTEST THE POLICY

         In issuing this Policy, we rely on all statements made by or for the Insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy.

         In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the Insured's lifetime for two years from the Policy Date, or if reinstated, for two years from the date of reinstatement.

SUICIDE EXCLUSION

         If the Insured (either Insured if a Joint Policy) commits suicide, while sane or insane, within two years of the Policy Date, the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any loans and less any partial withdrawals paid. We will pay this amount to the beneficiary in one sum.

MISSTATEMENT OF AGE OR GENDER

         If the age or gender of the Insured (either Insured if a Joint Policy) was stated incorrectly in the application or any supplemental application, the death benefit will be adjusted based on what the initial premium would have purchased based on the Insured(s) correct age and gender.

MODIFYING THE POLICY

         Only our President or Secretary may modify this Policy or waive any of our rights or requirements under this Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in this Policy.

         Upon notice to the Owner, we may modify the Policy to:

         /arrow/ conform the Policy, our operations, or the separate account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our company or the separate account is subject;

         /arrow/ assure continued qualification of the Policy as a life insurance contract under the Federal tax laws; or

         /arrow/  reflect a change in the separate account's operation.

         If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we will amend the provision to conform with such laws.

PAYMENTS WE MAKE

         We usually pay the amounts of any surrender, partial withdrawal, death benefit proceeds, or settlement options within seven business days after we receive all applicable written notices and/or due proofs of death. However, we can postpone such payments if:

         /bullet/ the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the Securities and Exchange Commission (Commission); OR

         /bullet/ the Commission permits, by an order, the postponement for the protection of Owners; OR

         /bullet/ the Commission determines that an emergency exists that would make the disposal of securities held in the separate account or the determination of their value not reasonably practicable.

         If you have submitted a recent check or draft, we have the right to defer payment of surrenders, partial withdrawals, death benefit proceeds, or payments under a settlement option until such check or draft has been honored.

REPORTS TO OWNERS

         At least once each year, or more often as required by law, we will mail to Owners at their last known address a report showing the following information as of the end of the report period:

/check mark/  the current Cash Value
/check mark/  the current Net Surrender Value
/check mark/  the current death benefit
/check mark/  any outstanding loans
/check mark/  any activity since the last report
/check mark/  projected values
/check mark/  investment experience of each subaccount
/check mark/  any other information required by law


         You may request additional copies of reports, but we may charge a fee for such additional copies. In addition, we will send written confirmations of any premium payments and other financial transactions you request. We also will send copies of the annual and semi-annual report to shareholders for each Portfolio in which you are indirectly invested.

RECORDS

         We will maintain all records relating to the separate account and the fixed account.

POLICY TERMINATION

         Your Policy will terminate on the earliest of:

/bullet/  the maturity date                /bullet/  the end of the grace period

/bullet/  the date the Insured dies (or    /bullet/  the date the Policy is
          the last of the joint Insureds             surrendered
          dies)

SUPPLEMENTAL BENEFITS (RIDERS)

         The following supplemental benefits (riders) are available and may be added to a Policy. Monthly charges for these are deducted from Cash Value as part of the Monthly Policy Charge. The riders available with the Policies provide fixed benefits that do not vary with the investment experience of the separate account.

         EXTENDED MATURITY DATE. You may request that we extend the Policy's maturity date (when the Insured (younger Insured, if a Joint Policy) is 100 years old) to the next Policy anniversary. Your request must be in writing and we must receive it at least 90 days before the scheduled maturity date. If you want to extend the maturity date beyond the next Policy anniversary, you must submit an additional written request within 90 days before that Policy anniversary. Interest on any outstanding loan will continue to accrue during the period for which the maturity date is extended. All benefits and charges will continue as set forth in the Policy. Charges and cost of insurance rates for ages 99 and above will be those in effect at age 99. The tax consequences of extending the Policy's maturity date beyond age 100 are unclear. A tax advisor should be consulted before extending the Policy's maturity date.

         ACCELERATED DEATH BENEFIT. This rider allows us to pay the death benefit once we receive satisfactory proof that the Insured has incurred a condition resulting from illness which a medical doctor has determined will reduce life expectancy to one year or less.

         GUARANTEED MINIMUM DEATH BENEFIT. This rider is described in the Death Benefit Section. See page ___.

PERFORMANCE DATA
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


         We are a member of the Insurance Marketplace Standards Association ("IMSA"), and so we may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

HYPOTHETICAL ILLUSTRATIONS BASED ON ADJUSTED HISTORIC PORTFOLIO PERFORMANCE

         In order to demonstrate how the actual investment experience of the Portfolios could have affected the death benefit, Cash Value and Net Surrender Value of the Policy, we will provide hypothetical illustrations using the actual investment experience of each Portfolio since its inception. THESE HYPOTHETICAL ILLUSTRATIONS ARE DESIGNED TO SHOW THE PERFORMANCE THAT COULD HAVE RESULTED IF THE POLICY HAD BEEN IN EXISTENCE DURING THE PERIOD ILLUSTRATED.

         The values we illustrate for death benefit, Cash Value and Net Surrender Value take into account all charges and deductions from the Policy, the separate account and the Portfolios.

         In preparing the illustrations, we have deducted the Monthly Policy Charge and the Daily Charge as if the Policy had been in existence. We have assumed for purposes of deducting the Monthly Policy Charge that the actual historic rate of return in each calendar year was uniformly earned throughout that year. The actual performance of the Portfolios, however, varied each day and that could have affected the charges deducted and the performance illustrated.

         For each Portfolio, the illustrations below show an initial premium of $100,000 and a Specified Amount of $174,000 for a male age 65, non-smoker, select risk class.

         The following example shows how the hypothetical net return of the Growth Portfolio would have affected benefits for a Policy dated January 1, 1988. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                                GROWTH PORTFOLIO
                   Male Issue Age 65 $100,000 Single Premium
              ($174,000 Specified Amount, Non-Tobacco Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                         CASH VALUE           NET SURRENDER VALUE
                                     --------------------     --------------------
POLICY ANNIVERSARY ON JANUARY 1 OF   CURRENT   GUARANTEED     CURRENT   GUARANTEED
----------------------------------   -------   ----------     -------   ----------
          1988 .................... $108,292    $106,728     $ 98,542    $ 96,978
          1989*....................  121,348     118,047      111,848     108,547
          1990*....................  164,546     158,840      155,296     149,590
          1991*....................  154,230     148,163      145,230     139,163
          1992*....................  227,470     217,423      219,470     209,423
          1993*....................  218,142     207,431      211,142     200,431
          1994*....................  214,810     203,235      208,810     197,235
          1995*....................  189,855     178,789      185,855     174,789
          1996*....................  248,282     232,819      246,282     230,819
          1997*....................  266,059     248,569      266,059     248,569
          1998*....................  279,984     260,815      279,984     260,815

         The following example shows how the hypothetical net return of the Bond Portfolio would have affected benefits for a Policy dated January 1, 1988. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                                 BOND PORTFOLIO
                   Male Issue Age 65 $100,000 Single Premium
              ($174,000 Specified Amount, Non-Tobacco Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                         CASH VALUE           NET SURRENDER VALUE
                                     --------------------     --------------------
POLICY ANNIVERSARY ON JANUARY 1 OF   CURRENT   GUARANTEED     CURRENT   GUARANTEED
----------------------------------   -------   ----------     -------   ----------
          1988 .................... $ 93,097    $ 91,515     $ 83,347    $ 81,765
          1989*....................   96,692      93,098       87,192      83,598
          1990*....................  108,638     102,487       99,388      93,237
          1991*....................  112,928     104,483      103,928      95,483
          1992*....................  128,432     116,671      120,432     108,671
          1993*....................  134,958     120,627      127,958     113,627
          1994*....................  146,868     129,258      140,868     123,258
          1995*....................  133,420     115,356      129,420     111,356
          1996*....................  159,674     135,438      157,674     133,438
          1997*....................  154,370     128,784      154,370     128,784
          1998*....................  167,215     136,962      167,215     136,962

         The following example shows how the hypothetical net return of the Money Market Portfolio would have affected benefits for a Policy dated January 1, 1988. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation date following January 1st of each year.

                                MONEY MARKET PORTFOLIO
                   Male Issue Age 65 $100,000 Single Premium
              ($174,000 Specified Amount, Non-Tobacco Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                         CASH VALUE           NET SURRENDER VALUE
                                     --------------------     --------------------
POLICY ANNIVERSARY ON JANUARY 1 OF   CURRENT   GUARANTEED     CURRENT   GUARANTEED
----------------------------------   -------   ----------     -------   ----------
          1988 .................... $103,142    $101,570     $ 93,392    $ 91,820
          1989*....................  106,466     103,139       96,966      93,639
          1990*....................  111,825     106,493      102,575      97,243
          1991*....................  116,671     109,177      107,671     100,177
          1992*....................  119,296     109,585      111,296     101,585
          1993*....................  119,550     107,558      112,550     100,558
          1994*....................  118,954     104,393      112,954      98,393
          1995*....................  119,647     101,989      115,647      97,989
          1996*....................  122,547     100,985      120,547      98,985
          1997*....................  125,095      99,140      125,095      99,140
          1998*....................  129,261      97,946      129,261      97,946

         The following example shows how the hypothetical net return of the Global Portfolio would have affected benefits for a Policy dated January 1, 1994. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                                GLOBAL PORTFOLIO
                   Male Issue Age 65 $100,000 Single Premium
              ($174,000 Specified Amount, Non-Tobacco Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                         CASH VALUE           NET SURRENDER VALUE
                                     --------------------     --------------------
POLICY ANNIVERSARY ON JANUARY 1 OF   CURRENT   GUARANTEED     CURRENT   GUARANTEED
----------------------------------   -------   ----------     -------   ----------
          1994 .................... $130,990    $129,476     $121,240    $119,726
          1995*....................  127,946     125,398      118,446     115,898
          1996*....................  153,485     149,335      144,235     140,085
          1997*....................  187,474     181,526      178,474     172,526
          1998*....................  219,542     211,516      211,542     203,516

         The following example shows how the hypothetical net return of the Emerging Growth Portfolio would have affected benefits for a Policy dated January 1, 1995. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                            EMERGING GROWTH PORTFOLIO
                   Male Issue Age 65 $100,000 Single Premium
              ($174,000 Specified Amount, Non-Tobacco Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                         CASH VALUE           NET SURRENDER VALUE
                                     --------------------     --------------------
POLICY ANNIVERSARY ON JANUARY 1 OF   CURRENT   GUARANTEED     CURRENT   GUARANTEED
----------------------------------   -------   ----------     -------   ----------
          1995 .................... $ 90,369    $ 88,785     $ 80,619    $ 79,035
          1996*....................  130,027     125,730      120,527     116,230
          1997*....................  148,469     142,426      139,219     133,176
          1998*....................  176,471     168,430      167,471     159,430

         The following example shows how the hypothetical net return of the Stategic Total Return Portfolio would have affected benefits for a Policy dated January 1, 1995. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                        STRATEGIC TOTAL RETURN PORTFOLIO
                   Male Issue Age 65 $100,000 Single Premium
              ($174,000 Specified Amount, Non-Tobacco Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                         CASH VALUE           NET SURRENDER VALUE
                                     --------------------     --------------------
POLICY ANNIVERSARY ON JANUARY 1 OF   CURRENT   GUARANTEED     CURRENT   GUARANTEED
----------------------------------   -------   ----------     -------   ----------
          1995 .................... $ 97,169    $ 95,590     $ 87,419    $ 85,840
          1996*....................  118,326     114,572      108,826     105,072
          1997*....................  130,607     124,970      121,357     115,720
          1998*....................  155,953     147,995      146,953     138,995

         The following example shows how the hypothetical net return of the Aggressive Growth Portfolio would have affected benefits for a Policy dated January 1, 1996. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                           AGGRESSIVE GROWTH PORTFOLIO
                   Male Issue Age 65 $100,000 Single Premium
              ($174,000 Specified Amount, Non-Tobacco Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                         CASH VALUE           NET SURRENDER VALUE
                                     --------------------     --------------------
POLICY ANNIVERSARY ON JANUARY 1 OF   CURRENT   GUARANTEED     CURRENT   GUARANTEED
----------------------------------   -------   ----------     -------   ----------
          1996 ...................  $136,435    $134,936     $126,685    $125,186
          1997*....................  144,932     142,480      135,432     132,980
          1998*....................  176,334     172,525      167,084     163,275

         The following example shows how the hypothetical net return of the Balanced Portfolio would have affected benefits for a Policy dated January 1, 1996. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.

                               BALANCED PORTFOLIO
                   Male Issue Age 65 $100,000 Single Premium
              ($174,000 Specified Amount, Non-Tobacco Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                         CASH VALUE           NET SURRENDER VALUE
                                     --------------------     --------------------
POLICY ANNIVERSARY ON JANUARY 1 OF   CURRENT   GUARANTEED     CURRENT   GUARANTEED
----------------------------------   -------   ----------     -------   ----------
          1996 .................... $116,950    $115,402     $107,200    $105,652
          1997*....................  124,538     121,540      115,038     112,040
          1998*....................  143,759     139,048      134,509     129,798

         The following example shows how the hypothetical net return of the Growth & Income Portfolio would have affected benefits for a Policy dated January 1, 1996. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.


                            GROWTH & INCOME PORTFOLIO
                   Male Issue Age 65 $100,000 Single Premium
              ($174,000 Specified Amount, Non-Tobacco Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                         CASH VALUE           NET SURRENDER VALUE
                                     --------------------     --------------------
POLICY ANNIVERSARY ON JANUARY 1 OF   CURRENT   GUARANTEED     CURRENT   GUARANTEED
----------------------------------   -------   ----------     -------   ----------
          1996 .................... $122,662    $121,127     $112,912    $111,377
          1997*....................  130,813     127,972      121,313     118,472
          1998*....................  159,379     154,904      150,129     145,654

         The following example shows how the hypothetical net return of the Tactical Asset Allocation Portfolio would have affected benefits for a Policy dated January 1, 1996. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.


                       TACTICAL ASSET ALLOCATION PORTFOLIO
                   Male Issue Age 65 $100,000 Single Premium
              ($174,000 Specified Amount, Non-Tobacco Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                         CASH VALUE           NET SURRENDER VALUE
                                     --------------------     --------------------
POLICY ANNIVERSARY ON JANUARY 1 OF   CURRENT   GUARANTEED     CURRENT   GUARANTEED
----------------------------------   -------   ----------     -------   ----------
          1996 .................... $117,889    $116,343     $108,139    $106,593
          1997*....................  129,560     126,555      120,060     117,055
          1998*....................  147,210     142,679      137,960     133,429

         The following example shows how the hypothetical net return of the U.S. Equity Portfolio would have affected benefits for a Policy dated January 1, 1998. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.


                              U.S. EQUITY PORTFOLIO
                   Male Issue Age 65 $100,000 Single Premium
              ($174,000 Specified Amount, Non-Tobacco Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                         CASH VALUE           NET SURRENDER VALUE
                                     --------------------     --------------------
POLICY ANNIVERSARY ON JANUARY 1 OF   CURRENT   GUARANTEED     CURRENT   GUARANTEED
----------------------------------   -------   ----------     -------   ----------
          1998 .................... $123,738    $122,206     $113,988    $112,456

         The following example shows how the hypothetical net return of the Real Estate Securities Portfolio would have affected benefits for a Policy dated January 1, 1998. This example assumes that the Net Premiums and related Cash Values were in the subaccount for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.


                             REAL ESTATE SECURITIES
                   Male Issue Age 65 $100,000 Single Premium
              ($174,000 Specified Amount, Non-Tobacco Select Risk)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                         CASH VALUE           NET SURRENDER VALUE
                                     --------------------     --------------------
POLICY ANNIVERSARY ON JANUARY 1 OF   CURRENT   GUARANTEED     CURRENT   GUARANTEED
----------------------------------   -------   ----------     -------   ----------
          1998 .................... $           $            $           $

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SALE OF THE POLICIES

         The Policy will be sold by individuals who are licensed as our life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with AFSG Securities Corporation
(AFSG), the principal underwriter of the Policy. AFSG is located at 4425 North River Blvd., NE, Cedar Rapids, Iowa 52402 is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. The maximum sales commission payable to Western Reserve agents or other registered representatives will be approximately 7% of the initial premium. In addition, certain production, persistency and managerial bonuses may be paid.

LEGAL MATTERS

         Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the Federal securities laws. All matters of Ohio law pertaining to the Policy have been passed upon by Thomas E. Pierpan, Vice President, Assistant Secretary and Associate General Counsel of Western Reserve.

LEGAL PROCEEDINGS

         Like other life insurance companies, we are involved in lawsuits. We are not aware of any class action lawsuits naming us as a defendant or involving the separate account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that there are no pending or threatened lawsuits that will adversely impact us or the separate account.

YEAR 2000 MATTERS

         We have in place a Year 2000 Assessment and Planning Project (the "Plan") to review and analyze existing hardware and software systems, and voice and data communications systems, to determine if they are Year 2000 compatible. The Plan provides for a management process which ensures that when a particular system, or software application, is determined to be "non-compliant," the proper steps are in place to either remedy the ""non-compliance" or cease using the particular system or software. The Plan also requires the Chief Information Officer to report to the Board of Directors on a regular and routine basis the status of efforts under the Plan. We also have engaged the services of a third-party provider that specializes in Year 2000 issues.

         The Plan has four specific objectives:

         /bullet/  develop an inventory of all applications;

         /bullet/ evaluate those applications to determine the most prudent manner to move them to Year 2000 compliance, if necessary;

         /bullet/ estimate budgets, resources and schedules for moving the applications to Year 2000 compliance; and

         /bullet/ define testing and deployment requirements to successfully manage the changes of any codes.

         As of the date of this prospectus, we have identified and made available what we believe are the appropriate resources of hardware, people and dollars, including engaging outside third parties, to ensure that the Plan will be completed.

         Resolving the Year 2000 computer problem is complex and multifaceted. We cannot know conclusively whether a response plan is successful until the Year 2000 arrives (or an earlier date if the systems or equipment address Year 2000 data prior to the Year 2000). Even with the appropriate and diligent pursuit of a well-conceived response plan, including testing procedures, there is no certainty that any company will achieve complete success. Also, the actions (or failure to act) of third parties beyond our knowledge or control may affect our ability to function unaffected to and through the Year 2000. See the Portfolios' prospectus for information on their preparation for Year 2000.

FINANCIAL STATEMENTS

         This prospectus does not include financial statements of the separate account because, as of the date of this prospectus, the relevant subaccounts of the separate account had not yet commenced operations, had no assets, and had incurred no liabilities. Our financial statements appear on the following pages. Our financial statements should be distinguished from the separate account's financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies.

ADDITIONAL INFORMATION ABOUT WESTERN RESERVE

         Western Reserve is a stock life insurance company that is wholly-owned by First AUSA Life Insurance Company, which, in turn, is wholly-owned by AEGON USA, Inc. Western Reserve's home office is located at 570 Carillon Parkway, St. Petersburg, Florida 33716-1202.

         Western Reserve was incorporated in 1957 under the laws of Ohio and is subject to regulation by the Insurance Department of the State of Ohio, as well as by the insurance departments of all other states and jurisdictions in which it does business. Western Reserve is licensed to sell insurance in 49 states and in the District of Columbia. Western Reserve submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. The Policy described in this prospectus has been filed with, and where required, approved by, insurance officials in those jurisdictions in which it is sold.

WESTERN RESERVE'S DIRECTORS AND OFFICERS

         Western Reserve is governed by a board of directors. The following table sets forth the name, address and principal occupation during the past five years of each of Western Reserve's directors.


                                  BOARD OF DIRECTORS

                                 POSITION WITH WESTERN           PRINCIPAL OCCUPATION
NAME AND ADDRESS                 RESERVE                         DURING PAST 5 YEARS
--------------------------------------------------------------------------------------------
John R. Kenney                   Chairman of the Board,          Chairman of the Board and
570 Carillon Parkway             Chief Executive Officer and     President of WRL Series
St. Petersburg, Florida 33716    President                       Fund, Inc. (1993-present);
                                                                 Chairman of the Board of
                                                                 IDEX Series Fund (1990-
                                                                 present) and Chairman of the
                                                                 Board, WRL Investment Services,
                                                                 Inc. (1996-present);
                                                                 Chairman of the Board of
                                                                 WRL Investment Management,
                                                                 Inc. (1996-present).
--------------------------------------------------------------------------------------------
Patrick S. Baird                 Director                        Executive Vice President
4333 Edgewood Road, NE,                                          (1995-present), Chief
Cedar Rapids, Iowa 52499                                         Operating Officer (1996-
                                                                 present), Chief Financial
                                                                 Officer (1992-1995), Vice
                                                                 President and Chief Tax
                                                                 Officer (1984-1995) of
                                                                 AEGON USA.
--------------------------------------------------------------------------------------------
Jack E. Zimmerman                Director                        Trustee, IDEX Series Fund
507 St. Michel Circle,                                           (1987-present); Retired from
Kettering, Ohio 45429                                            Martin Marietta (1993).
--------------------------------------------------------------------------------------------
Lyman H. Treadway                Director                        Retired Consultant.
30195 Chagrin Blvd.
Ste. 210N, Cleveland, Ohio
44124
--------------------------------------------------------------------------------------------
James R. Walker                  Director                        Self-employed, Public
3320 Office Park Dr.,                                            Accountant (1996 --
Dayton, Ohio 45439                                               present); Partner, Walker-
                                                                 Davis C.P.A.'s,Dayton,
                                                                 Ohio (1990 -- 1995).
--------------------------------------------------------------------------------------------

The following table gives the name, address and principal occupation during the past five years of the senior officers of Western Reserve (other than officers listed above as directors).

                                 SENIOR OFFICERS

NAME AND ADDRESS                 POSITION WITH WESTERN             PRINCIPAL OCCUPATION
                                 RESERVE                           DURING PAST 5 YEARS
----------------------------------------------------------------------------------------------
Alan M. Yaeger*                  Executive Vice President,         Executive Vice President,
                                 Actuary and Chief Financial       WRL Series Fund, Inc. (1993
                                 Officer                           - present); Director, WRL
                                                                   Investment Management, Inc.
                                                                   (1996 - present); Director,
                                                                   WRL Investment Services,
                                                                   Inc. (1996 - present).
-----------------------------------------------------------------------------------------------
William H. Geiger*               Senior Vice President,            Vice President and Assistant
                                 Secretary and General             Secretary, IDEX Series Fund
                                 Counsel                           (1990-present).
-----------------------------------------------------------------------------------------------
G. John Hurley*                  Executive Vice President          Director, WRL Series Fund,
                                                                   Inc. (1994 - present);
                                                                   Director, WRL Investment
                                                                   Services, Inc. (1996 -
                                                                   present); Director, WRL
                                                                   Management Services, Inc.
                                                                   (1996 - present); President,
                                                                   Chief Executive Officer and
                                                                   Trustee, IDEX Series Fund
                                                                   (1990 - present).
-----------------------------------------------------------------------------------------------
Allan J. Hamilton*               Vice President, Treasurer and      Treasurer and Chief Financial
                                 Controller                         Officer, WRL Series Fund,
                                                                    Inc. (1997 - present).
-----------------------------------------------------------------------------------------------

* Located at 570 Carillon Parkway, St. Petersburg, Florida 33716-1202.

         Western Reserve holds the assets of the separate account physically segregated and apart from the general account. Western Reserve maintains records of all purchases and sale of Portfolio shares by each of the subaccounts. A blanket bond issued to AEGON U.S. Holding Corporation ("AEGON U.S.") in the amount of $5 million (subject to a $1 million deductible), covering all of the employees of AEGON U.S. and its affiliates, including Western Reserve. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. providing fidelity coverage, covers the activities of registered representatives of AFSG to a limit of $12 million.

ADDITIONAL INFORMATION ABOUT THE SEPARATE ACCOUNT

         Western Reserve established the separate account as a separate investment account under Ohio law in 1985. Western Reserve owns the assets in the separate account and is obligated to pay all benefits under the Policies. The separate account is used to support other life insurance policies of Western Reserve and its affiliates, AUSA and PFL, as well as for other purposes permitted by law. The separate account is registered with the SEC as an unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account" within the meaning of the Federal securities laws.

ILLUSTRATIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the Death Benefit, Cash Value, and Net Surrender Value under a Policy covering a male Insured of age 65 on the Policy Date, would change over time if the single premium was paid and the return on the assets in the subaccounts were a uniform gross annual rate (before any expenses) of 0%, 6% or 12%. The tables also show how the Policy would operate if the premium accumulated at 5% interest. The values under the Policy will be different from those shown even if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years shown.

         THE HYPOTHETICAL INVESTMENT RETURNS ARE PROVIDED ONLY TO ILLUSTRATE THE MECHANICS OF A HYPOTHETICAL POLICY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RATES OF RETURN. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return. The actual return on your Cash Value will depend on factors such as the amounts you allocate to particular Portfolios, the amounts deducted for the Policy's monthly and daily charges, the Portfolios' expense ratios, your Policy loan and withdrawal history, and rates of inflation.

         The illustrations assume that the assets in the Portfolios are subject to an annual expense ratio of 0.___% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each of the Portfolios for the last fiscal year and take into account current expense reimbursement arrangements. For information on Portfolio expenses, see the Fund prospectus.

         The illustrations also reflect the Monthly Policy Charge and the Daily Charge for the hypothetical Insured. Separate illustrations on each of the following pages reflect our current Cost of Insurance Charges and the higher guaranteed maximum Cost of Insurance that we may have the contractual right to charge. The illustrations assume that no Policy loans have been taken and assume no charges for federal or state taxes or charges for supplemental benefits.

         After deducting Portfolio expenses, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates for the separate account of -1.45%, 4.55% and 10.55%, respectively.

         [THE ILLUSTRATIONS ARE BASED ON WESTERN RESERVE'S GENDER DISTINCT RATES FOR NON-TOBACCO USERS. UPON REQUEST, WESTERN RESERVE WILL FURNISH A COMPARABLE ILLUSTRATION BASED UPON THE PROPOSED INSURED'S INDIVIDUAL CIRCUMSTANCES. SUCH ILLUSTRATIONS MAY ASSUME DIFFERENT HYPOTHETICAL RATES OF RETURN THAN THOSE ILLUSTRATED IN THE FOLLOWING ILLUSTRATIONS.]

INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Report of Independent Auditors dated February __, 1999.
Statutory-Basis Balance sheets at December 31, 1998 and 1997.
Statutory-Basis Statements of Operations for the years ended December 31, 1998,
 1997 and 1996.
Statutory-Basis Statements of Changes in Capital and Surplus for the years ended December 31, 1998, 1997, and 1996.
Statutory-Basis Statements of Cash Flows for the years ended December 31, 1998, 1997, and 1996.
Notes to Statutory-Basis Financial Statements
Statutory-Basis Financial Statement Schedules

                                    PART II.
                                OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                REPRESENTATION PURSUANT TO SECTION 26(E) (2) (A)

     Western Reserve Life Assurance Co. of Ohio ("Western Reserve") hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Western Reserve.

                    STATEMENT WITH RESPECT TO INDEMNIFICATION

     Provisions exist under the Ohio General Corporation Law, the Second Amended Articles of Incorporation of Western Reserve and the Amended Code of Regulations of Western Reserve whereby Western Reserve may indemnify certain persons against certain payments incurred by such persons. The following excerpts contain the substance of these provisions.

                          OHIO GENERAL CORPORATION LAW

     SECTION 1701.13 AUTHORITY OF CORPORATION.

     (E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     (2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

         (a) Any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

         (b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

     (3) To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

     (4) Any indemnification under divisions (E)(1) and (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in divisions (E)(1) and (2) of this section. Such determination shall be made as follows:

         (a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with any such action, suit, or proceeding;

         (b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified within the past five years;

         (c) By the shareholders;

         (d) By the court of common pleas or the court in which such action, suit, or proceeding was brought.

     Any determination made by the disinterested directors under division
(E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

     (5)(a) Unless at the time of a director's act or omission that is the subject of an action, suit or proceeding referred to in divisions (E)(1) and (2) of this section, the articles or the regulations of a corporation state by specific reference to this division that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in divisions (E)(1) and
(2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney's fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

              (i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

              (ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

         (b) Expenses, including attorneys' fees incurred by a director, trustee, officer, employee, or agent in defending any action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding as authorized by the directors in the specific case upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay such amount, if it ultimately is determined that he is entitled to be indemnified by the corporation.

     (6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles or the regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     (7) A corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit, or self-insurance on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

     (8) The authority of a corporation to indemnify persons pursuant to divisions (E)(1) and (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to divisions (E)(5), (6), or
(7).

     (9) As used in this division, references to "corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

           SECOND AMENDED ARTICLES OF INCORPORATION OF WESTERN RESERVE

                                 ARTICLE EIGHTH

     EIGHTH: (1) The corporation may indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     (2) The corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper.

     (3) To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in sections (1) and (2) of this article, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

     (4) Any indemnification under sections (1) and (2) of this article, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in sections (1) and (2) of this article. Such determination shall be made (a) by a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with any such action, suit, or proceeding, or
(b) if such a quorum is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified within the past five years, or (c) by the shareholders, or (d) by the court of common pleas or the court in which such action, suit, or proceeding was brought. Any determination made by the disinterested directors under section (4)(a) or by independent legal counsel under section (4)(b) of this article shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under section (2) of this article, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

     (5) Expenses, including attorneys' fees incurred in defending any action, suit, or proceeding referred to in sections (1) and (2) of this article, may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding as authorized by the directors in the specific case upon receipt of a written undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this article. If a majority vote of a quorum of disinterested directors so directs by resolution, said written undertaking need not be submitted to the corporation. Such a determination that a written undertaking need not be submitted to the corporation shall in no way affect the entitlement of indemnification as authorized by this article.

     (6) The indemnification provided by this article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the articles or the regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     (7) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (8) As used in this section, references to "the corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise shall stand in the same position under this article with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

     (9) The foregoing provisions of this article do not apply to any proceeding against any trustee, investment manager or other fiduciary of an employee benefit plan in such person's capacity as such, even though such person may also be an agent of this corporation. The corporation may indemnify such named fiduciaries of its employee benefit plans against all costs and expenses, judgments, fines, settlements or other amounts actually and reasonably incurred by or imposed upon said named fiduciary in connection with or arising out of any claim, demand, action, suit or proceeding in which the named fiduciary may be made a party by reason of being or having been a named fiduciary, to the same extent it indemnifies an agent of the corporation. To the extent that the corporation does not have the direct legal power to indemnify, the corporation may contract with the named fiduciaries of its employee benefit plans to indemnify them to the same extent as noted above. The corporation may purchase and maintain insurance on behalf of such named fiduciary covering any liability to the same extent that it contracts to indemnify.

                 AMENDED CODE OF REGULATIONS OF WESTERN RESERVE

                                    ARTICLE V

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Each Director, officer and member of a committee of this Corporation, and tany person who may have served at the request of this Corporation as a Director, officer or member of a committee of any other corporation in which this Corporation owns shares of capital stock or of which this Corporation is a creditor (and his heirs, executors and administrators) shall be indemnified by the Corporation against all expenses, costs, judgments, decrees, fines or penalties as provided by, and to the extent allowed by, Article Eighth of the Corporation's Articles of Incorporation, as amended.

                              RULE 484 UNDERTAKING

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

      The facing sheet
      The Prospectus, consisting of 56 pages
      The undertaking to file reports
      Representation Pursuant to Section 26(e)(2)(A)
      The statement with respect to indemnification
      The Rule 484 undertaking
      The signatures

Written consent of the following persons:

      (a)  Alan Yaeger
      (b)  Thomas E. Pierpan, Esq.
      (c)  Sutherland Asbill & Brennan LLP
      (d)  Ernst & Young LLP
      (e)  PricewaterhouseCoopers LLP

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:

      A. (1) Resolution of the Board of Directors of Western Reserve establishing the Series Account (1)
         (2)   Not Applicable
         (3)   Distribution of Policies:
               (a) Master Service and Distribution Compliance Agreement (2)
               (b) (i) Broker/Dealer Supervisory and Service Agreement (2)
                   (ii)Broker/Dealer Supervisory and Service Agreement (2)
         (4)   Not Applicable
         (5)   Specimen Flexible Premium Variable Life Insurance Policy
               (a) Individual Policy Form (VL10)
               (b) Joint Policy Form (JL10)
         (6)   (a) Second Amended Articles of Incorporation of Western
                   Reserve(2)
               (b) Amended Code of Regulations (By-Laws) of Western Reserve(2)
         (7)   Not Applicable
         (8)   (a) Investment Advisory Agreement with the Fund(1)(b)
               (b) Sub-Advisory Agreement(1)
         (9)   Not Applicable
         (10)  Application for Flexible Premium Variable Life Insurance
               Policy (6)

         (11) Memorandum describing issuance, transfer and redemption procedures (6)

2.    See Exhibit 1.A.(4)

3. Opinion of Counsel as to the legality of the securities being registered(6)

4. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I

5.    Not Applicable

6. Opinion and consent of Alan Yaeger as to actuarial matters pertaining to the securities being registered(6)

7.    Thomas E. Pierpan, Esq.(6)

8.    Consent of Sutherland Asbill & Brennan LLP(6)

9.    Consent of Ernst & Young LLP(6)

10.   Consent of PricewaterhouseCoopers LLP(6)

11.   (a) Powers of Attorney(4)
      (b) Power of Attorney - James R. Walker(5)

----------------------------------------

(1) This exhibit was previously filed on Post-Effective Amendment No. 28 to Form S-6 Registration Statement dated April 28, 1997 (File No. 33-507) and is incorporated herein by reference.

(2) This exhibit was previously filed on Post-Effective Amendment No. 11 to Form N-4 Registration Statement dated April 20, 1998 (File No. 33-49556) and is incorporated herein by reference.

(3) This exhibit was previously filed on Post-Effective Amendment No. 1 to Form S-6 Registration Statement dated December 19, 1997 (File No. 333-23359) and is incorporated herein by reference.

(4) This exhibit was previously filed on Post-Effective Amendment No. 16 to Form S-6 Registration Statement dated April 21, 1998 (File No. 33-31140) and is incorporated herein by reference.

(5) This exhibit was previously filed on Post-Effective Amendment No. 13 to Form S-6 Registration Statement dated December 24, 1996 (File No. 33-31140) and is incorporated herein by reference.

(6)   To be filed by amendment.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, WRL Series Life Account has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Largo, County of Pinellas, Florida on this 30th day of November 1998

(SEAL)                                        WRL SERIES LIFE ACCOUNT
                                              Registrant

                                              WESTERN RESERVE LIFE ASSURANCE
                                              CO. OF OHIO
                                              Depositor

ATTEST:



/s/ THOMAS E. PIERPAN                       By: /s/ JOHN R. KENNEY
---------------------                          -------------------
Thomas E. Pierpan                           John R. Kenney
Vice President                              Chairman of the Board,
                                            Chief Executive Officer
                                            and President

     Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

   SIGNATURE AND TITLE                                        DATE
   -------------------                                        ----

/s/ JOHN R. KENNEY                                        November 30, 1998
-----------------------------
John R. Kenney, Chairman of the
Board, Chief Executive Officer
and President


/s/ ALLAN J. HAMILTON                                     November 30, 1998
-----------------------------
Allan J. Hamilton, Vice President,
Treasurer and Controller


/s/ ALAN M. YAEGER                                        November 30, 1998
-----------------------------
Alan M. Yaeger, Executive Vice
President, Actuary and Chief
Financial Officer

/s/ PATRICK S. BAIRD                                      November 30, 1998
-----------------------------
Patrick S. Baird, Director */

/s/ JAMES R. WALKER                                       November 30, 1998
-----------------------------
James R. Walker, Director */


/s/ LYMAN H. TREADWAY                                     November 30, 1998
------------------------------
Lyman H. Treadway, Director */


/s/ JACK E. ZIMMERMAN                                     November 30, 1998
------------------------------
Jack E. Zimmerman, Director */




*/ /s/ THOMAS E. PIERPAN
------------------------------
   Signed by: Thomas E. Pierpan
        as Attorney-in-fact

                                  Exhibit Index

EXHIBIT                                 DESCRIPTION
 NO.                                    OF EXHIBIT
-------                                 -----------

1.A.(5)(a)   Individual Specimen Flexible Variable Life Insurance Policy

1.A.(5)(b)   Joint Specimen Flexible Variable Life Insurance Policy